Exhibit (a)(1)(A)
Offer To Purchase For Cash
All Outstanding Shares of Common Stock (including the associated
Series C Junior Participating Preferred Stock Purchase Rights)
of
QUIXOTE CORPORATION
at
$6.38 NET PER SHARE
by
THP MERGER CO.
a wholly-owned, subsidiary of
TRINITY INDUSTRIES, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW
YORK CITY TIME, ON THURSDAY, FEBRUARY 4, 2010, UNLESS THE OFFER IS EXTENDED.

THP Merger Co., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Trinity Industries, Inc., a Delaware corporation (“Trinity”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 2/3 per share (including the associated preferred stock purchase rights, the “Shares”), of Quixote Corporation, a Delaware corporation (“Quixote”), at a purchase price of $6.38 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 30, 2009 (as it may be amended from time to time, the “Merger Agreement”), among Trinity, the Purchaser and Quixote. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Quixote (the “Merger”) with Quixote continuing as the surviving corporation, wholly-owned by Trinity. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Quixote or by Trinity or the Purchaser, (ii) by any subsidiary of Trinity other than the Purchaser, or (iii) by stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive $6.38 or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. The Minimum Condition requires that the number of Shares that have been validly tendered and not properly withdrawn at the expiration of the Offer together with the number of Shares (if any) then owned by Trinity or any of its subsidiaries represents at least 60% of the Shares then outstanding determined on a fully-diluted basis (on a “fully-diluted basis” meaning the number of Shares then issued and outstanding plus all shares which Quixote may be required to issue as of such date pursuant to options, warrants, rights, convertible or exchangeable securities (including shares reserved for issuance upon exercise of Quixote’s 7% Senior Subordinated Convertible Notes) or similar obligations then outstanding, but only to the extent then vested or exercisable or capable of being vested or exercisable on or prior to (x) April 1, 2010 if no Shares have been purchased pursuant to the Offer or (y) July 1, 2010 if the sole reason the Merger has not been consummated on or before April 1, 2010 is that an injunction, judgment, order, decree or ruling of a Governmental Authority (as defined below) of competent jurisdiction is in effect and either Trinity or Quixote are still contesting the entry of such injunction, judgment, order, decree or ruling, in court or through other applicable proceedings (such applicable date, the “Walk-Away Date”)). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Quixote Board of Directors, among other things, has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (ii) recommended that the stockholders of Quixote accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

A summary of the principal terms of the Offer appears on pages S-i through S-viii. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

The Dealer Manager for the Offer is:

BofA Merrill Lynch
Bank of America Tower
One Bryant Park, 8th Floor
New York, New York 10036
Tel: (888) 803-9655
January 7, 2010

IMPORTANT

If you wish to tender all or a portion of your Shares to the Purchaser in the Offer, you should either (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent or the Dealer Manager. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Trinity and the Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Quixote contained herein and elsewhere in the Offer to Purchase has been provided to Trinity and the Purchaser by Quixote or has been taken from or is based upon publicly available documents or records of Quixote on file with the U.S. Securities and Exchange Commission or other public sources at the time of the Offer. Trinity and the Purchaser have not independently verified the accuracy and completeness of such information. Trinity and the Purchaser have no knowledge that would indicate that any statements contained herein relating to Quixote provided to Trinity and the Purchaser or taken from or based upon such documents and records filed with the U.S. Securities and Exchange Commission are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.01 2/3 per share, of Quixote Corporation (including the associated preferred stock purchase rights).
Price Offered Per Share	$6.38 in cash, without interest thereon and less any required withholding taxes.
Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of Thursday, February 4, 2010, unless the Offer is otherwise extended. See Section 1 — “Terms of the Offer.”
Purchaser	THP Merger Co., a Delaware corporation and a wholly-owned subsidiary of Trinity Industries, Inc.

Who is offering to buy my securities?

We are THP Merger Co., a Delaware corporation, formed for the purpose of making this Offer. We are a wholly-owned subsidiary of Trinity Industries, Inc., a Delaware corporation, or “Trinity.” Trinity is a multi-industry company that owns a variety of market-leading businesses which provide products and services to the industrial, energy, transportation and construction sectors. Trinity has operations in the following five principal business segments:

•	The Rail Group: The Rail Group is the leading freight railcar manufacturer in North America. The Rail Group provides a full complement of railcars used for transporting a wide variety of liquids, gases, and dry cargo.

•	The Railcar Leasing and Management Services Group: The Railcar Leasing and Management Services Group is a provider of leasing and management services and an important strategic resource that uniquely links the Rail Group with Trinity’s customers.

•	The Inland Barge Group: The Inland Barge Group manufactures a variety of dry cargo barges, such as deck barges, and open or covered hopper barges that transport various commodities, such as grain, coal, and aggregates. The Inland Barge Group also manufactures tank barges used to transport liquid products.

•	The Construction Products Group: The Construction Products Group produces concrete, aggregates, and asphalt and manufactures highway products as well as beams and girders used in highway bridge construction.

•	The Energy Equipment Group: The Energy Equipment Group manufactures tank containers and tank heads for pressure vessels, propane tanks, and structural wind towers.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to the Purchaser and, where appropriate, Trinity. We use the term “Trinity” to refer to Trinity Industries, Inc. alone, the term the “Purchaser” to refer to THP Merger Co. alone and the terms “Quixote” or the “Company” to refer to Quixote Corporation.

See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Trinity and the Purchaser.”

S-i

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.01 2/3 per share (including the associated preferred stock purchase rights), of Quixote on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Quixote common stock (including the associated preferred stock purchase rights) that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

What are the preferred stock purchase rights?

The preferred stock purchase rights are rights to purchase Series C Junior Participating Preferred Stock of Quixote, issued pursuant to Quixote’s Rights Agreement, dated as of March 16, 2009, as amended on December 30, 2009. The preferred stock purchase rights were issued to all holders of Quixote common stock, but currently are not represented by separate certificates. Instead, the preferred stock purchase rights are represented by the certificate for your shares of Quixote common stock. A tender of your shares of Quixote common stock will include a tender of the preferred stock purchase rights. The preferred stock purchase rights cannot be traded separately from the underlying Shares, absent certain conditions that have not occurred.

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $6.38 per Share, in cash, without interest and less any required withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Trinity, the Purchaser and Quixote have entered into an Agreement and Plan of Merger, dated as of December 30, 2009 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of the Purchaser with and into Quixote (the “Merger”).

See Section 11 — “The Merger Agreement” and Section 15 — “Certain Conditions of the Offer.”

Do you have the financial resources to make payment?

Yes. We estimate that we will need approximately $63 million to purchase all of the Shares pursuant to the Offer and to consummate the Merger (which estimate includes payments in respect of certain outstanding options) and to pay related fees and expenses. Trinity, our parent company, will provide us with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger with Quixote, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer. Trinity expects to utilize existing cash balances to fund the purchase.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	we, through our parent company, Trinity, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of our financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger. See Section 9 — “Source and Amount of Funds.”

S-ii

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on Thursday, February  4, 2010 (which is the end of the day on February 4, 2010), to tender your Shares in the Offer, unless we extend the Offer. In addition, if we are required to, by the terms of the Merger Agreement, or we otherwise decide to provide a subsequent offering period for the Offer as described below and in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), following our acceptance for payment of Shares properly tendered and not withdrawn in the Offer, you will have an additional opportunity to tender your Shares. Other than as may be required by the terms of the Merger Agreement, we do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to the parties’ rights to terminate the Merger Agreement in accordance with its terms:

•	The Offer will be extended for any period required by any rule, regulation or interpretation of the SEC or its staff that is applicable to the Offer.

•	If any condition of the Offer has not been satisfied or waived at the scheduled expiration date of the Offer and the Merger Agreement has not been terminated in accordance with its terms, we must extend the Offer for one or more periods of not more than 10 business days each; provided, however, that we are not required to extend the Offer beyond (x) April 1, 2010 if no Shares have been purchased pursuant to the Offer at that time or (y) July 1, 2010 if the sole reason the Merger has not been consummated on or before April 1, 2010 is that an injunction, judgment, order, decree or ruling of any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational (each, a “Governmental Authority”) of competent jurisdiction is in effect and either Trinity or Quixote is still contesting the entry of such injunction, judgment, order, decree or ruling, in court or through other applicable proceedings (such applicable date, the “Walk-Away Date”).

•	If the number of Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with Shares (if any) then owned by Trinity or any of its subsidiaries, constitutes less than 90% of the Shares then outstanding, we may (without the consent of Quixote), and, at the request of Quixote, must, provide for a subsequent offering period of up to 20 business days in accordance with Rule 14d-11 promulgated under the Exchange Act following the date on which the Purchaser accepts for payment Shares validly tendered and not withdrawn pursuant to the Offer (the “Purchase Date”). A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered. You also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

S-iii

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform BNY Mellon Shareowner Services, which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

If we elect to provide any subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date. The term “Expiration Date” means 12:00 midnight, New York City time, at the end of Thursday, February 4, 2010, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. The Minimum Condition requires that the number of Shares that has been validly tendered and not properly withdrawn at the expiration of the Offer together with the number of Shares (if any) then owned by Trinity or any of its subsidiaries represents at least 60% of the Shares then outstanding determined on a fully-diluted basis (on a “fully-diluted basis” meaning the number of Shares then issued and outstanding plus all shares which Quixote may be required to issue as of such date pursuant to options, warrants, rights, convertible or exchangeable securities (including the shares reserved for issuance upon exercise of Quixote’s 7% Senior Subordinated Convertible Notes) or similar obligations then outstanding, but only to the extent then vested or exercisable or capable of being vested or exercisable on or prior to the Walk-Away Date).

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive any such conditions, but we cannot, without Quixote’s consent, waive the Minimum Condition or (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the maximum number of Shares sought to be purchased in the Offer, (iv) impose additional conditions to the Offer, (v) modify or amend any of the conditions to the Offer or make other changes in the terms of the Offer that are in any manner adverse to the holders of Shares or (vi) extend the Expiration Date in a manner other than in accordance with the Merger Agreement. There is no financing condition to the Offer.

See Section 15 — “Certain Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) follow the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

S-iv

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired. In addition, if we have not accepted your Shares for payment by March 7, 2010, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

What does the Quixote Board think of the Offer?

The Quixote Board of Directors (the “Quixote Board”), among other things, has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (ii) recommended that the stockholders of Quixote accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

A more complete description of the reasons of the Quixote Board’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you together with this Offer to Purchase.

If the Offer is completed, will Quixote continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Quixote no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Quixote’s common stock will no longer be eligible to be traded through the NASDAQ Global Market or other securities exchanges, there may not be an active public trading market for Quixote common stock, and Quixote may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

S-v

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, the Purchaser will merge with and into Quixote and all of the then outstanding Shares (other than Shares held (i) in the treasury of Quixote or by Trinity or the Purchaser, (ii) by any subsidiary of Trinity other than the Purchaser, or (iii) by stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any required withholding taxes. If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Quixote. Furthermore, if pursuant to the Offer or otherwise we own in excess of 90% of the outstanding Shares, we may effect the Merger without any further action by the stockholders of Quixote.

See Section 11 — “The Merger Agreement.”

If the Merger is consummated, Quixote’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger. See Section 17 — “Appraisal Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of Quixote’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, Quixote may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On December 30, 2009, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on NASDAQ was $2.95 per Share. On January 6, 2009, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $6.32 per Share. The Offer Price represents a premium of 180.1% over Quixote’s volume weighted average share price for the 20 trading days immediately preceding the public announcement of the Offer and the Merger and a premium of 116.3% over the closing price on the last full day of trading before the public announcement of the Offer and the Merger.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends.”

What is the “Purchaser Option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for, Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from Quixote up to a number of additional Shares sufficient to cause us (including any of our subsidiaries) to own one share more than 90% of the Shares then outstanding at a price per Share equal to the Offer Price to enable us to effect a short-form merger without stockholder consent; provided, however, that the number of additional Shares purchased pursuant to such option cannot exceed that number equal to 19.9% of the Shares outstanding on the date of the Merger Agreement. We refer to this option as the “Purchaser Option.” We may exercise the Purchaser Option at any time within five business days after Purchaser’s acceptance of and payment for Shares pursuant to the Offer or a “subsequent offering period” in accordance with the terms of the Merger Agreement.

S-vi

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer, stockholders will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and do not vote in favor of the Merger, subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my employee stock options in the Offer?

The Offer is made only for Shares and is not made for any employee stock options to purchase Shares that were granted under any Quixote stock plan (“Options”). Pursuant to the Merger Agreement, each Option (vested or unvested) that is outstanding immediately prior to the effective time of the Merger (i) with an exercise price less than the Offer Price, will be cancelled and terminated and converted at that time into the right to receive an amount in cash, without interest and less any required withholding taxes, equal to the excess of (x) the Offer Price over (y) the exercise price payable in respect of each share of Quixote common stock issuable under such Option and (ii) with an exercise price equal to or greater than the Offer Price and solely with respect to Options not held by certain specified employees of Quixote (the “Management Employees”) or any current directors of the Company, will be cancelled and terminated and converted at that time into the right to receive an amount in cash, without interest and less any required withholding taxes, equal to $0.40 in respect of each share of Quixote common stock issuable under such Option. Options with an exercise price equal to or greater than the Offer Price held by the Management Employees and any current directors of the Company will be cancelled and will not entitle the holder to receive any consideration in connection with the transactions contemplated by the Merger Agreement. See Section 11 — “The Merger Agreement — Quixote Stock Options.”

What will happen to the 7% Senior Subordinated Convertible Notes in the Offer and the Merger?

Quixote has outstanding 7% Senior Subordinated Convertible Notes due 2025 (the “Convertible Notes”), which are convertible into shares of Quixote common stock at any time at a conversion price per share of $25.90. We do not anticipate that any Convertible Notes will be converted into shares of Quixote common stock to be acquired in the Offer or the Merger at the current Offer Price. Holders of the Convertible Notes have the right to require Quixote to repurchase the Convertible Notes at a price equal to 100% of the outstanding principal amount plus accrued and unpaid interest on February 15, 2010 and as a result of the change of control of Quixote that is expected to occur as a result of the consummation of our purchase of Shares pursuant to the Offer. Quixote has stated in its public filings that it expects the holders of the Convertible Notes will exercise their right to require Quixote to repurchase the Convertible Notes on February 15, 2010.

If the consummation of the Merger occurs on or prior to February 15, 2010, Trinity currently intends to cause Quixote to repurchase all of the Convertible Notes for which holders have exercised their repurchase right and to then cause Quixote to redeem all (if any) of the remaining outstanding Convertible Notes pursuant to the terms of the Convertible Notes indenture, although Trinity reserves the right not to redeem the remaining outstanding Convertible Notes and otherwise to take any action it deems advisable at such time.

If the consummation of the Merger does not occur on or prior to February 15, 2010, Trinity expects that Quixote will repurchase, to the extent it has sufficient funds (including any funds that may be loaned to Quixote by Trinity pursuant to the terms of the Merger Agreement; see Section 11 — “The Merger Agreement — Loan to the Company”), all of the Convertible Notes for which holders have exercised their repurchase rights and then, if and when the Merger is consummated, Trinity currently intends to cause Quixote to redeem all of the remaining outstanding Convertible Notes pursuant to the terms of the Convertible Notes indenture, although Trinity reserves the right not to redeem the remaining outstanding Convertible Notes and otherwise to take any action it deems advisable at such time.

In any event, if the Merger is consummated, holders of the Convertible Notes will have the rights afforded them under the Convertible Notes indenture, including the right to convert into the right to be paid, without interest, the per Share merger consideration paid to holders of Shares in the Merger, although we do not anticipate that any holders of the Convertible Notes will elect to exercise this right given the current Offer Price.

S-vii

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. In general, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This gain or loss will be a capital gain or loss if you hold your Shares as capital assets at the time of the sale or exchange. This gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. Certain limitations apply to the use of any capital losses. See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Who should I call if I have questions about the Offer?

D.F. King & Co., Inc. is acting as the information agent (the “Information Agent”) and Merrill Lynch, Pierce, Fenner and Smith Incorporated (“BofA Merrill Lynch”) is acting as the dealer manager (the “Dealer Manager”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information. You may call the Information Agent at 1-800-290-6427 (Toll Free) or the Dealer Manager at 1-888-803-9655 (Toll Free).

S-viii

To the Holders of Shares of
Common Stock of Quixote Corporation:

INTRODUCTION

We, THP Merger Co., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Trinity Industries, Inc., a Delaware corporation (“Trinity”), are offering to purchase all outstanding shares of common stock, par value $0.01 2/3 per share (including the associated preferred stock purchase rights, the “Shares”), of Quixote Corporation, a Delaware corporation (“Quixote” or the “Company”), at a price of $6.38 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of December 30, 2009 (as it may be amended from time to time, the “Merger Agreement”), by and among Trinity, the Purchaser and Quixote. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Quixote (the “Merger”) with Quixote continuing as the surviving corporation, wholly-owned by Trinity. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held (i) in the treasury of Quixote or by Trinity or the Purchaser, (ii) by any subsidiary of Trinity other than the Purchaser, or (iii) by stockholders who validly exercise their appraisal rights in connection with the Merger as described in Section 17 — “Appraisal Rights”) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement” which also contains a discussion of the treatment of stock options and restricted stock.

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Quixote Board of Directors (the “Quixote Board”), among other things, has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (ii) recommended that the stockholders of Quixote accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. The Minimum Condition requires that the number of Shares that has been validly tendered and not properly withdrawn at the expiration of the Offer together with the number of Shares (if any) then owned by Trinity or any of its subsidiaries represents at least 60% of the Shares then outstanding determined on a fully-diluted basis (on a “fully-diluted basis” meaning the number of Shares then issued and outstanding plus all shares which Quixote may be required to issue as of such date pursuant to options, warrants, rights, convertible or exchangeable securities (including the shares reserved for issuance upon exercise of Quixote’s 7% Senior Subordinated Convertible Notes) or similar obligations then outstanding, but only to the extent then vested or exercisable or capable of being vested or exercisable on or prior to (x) April 1, 2010 if no Shares have been purchased pursuant to the Offer or (y) July 1, 2010 if the sole reason the Merger has not been consummated on or before April 1, 2010 is that an injunction, judgment, order, decree or ruling of a Governmental Authority (as defined below) of competent jurisdiction is in effect and either Trinity or Quixote are still contesting the entry of such injunction, judgment, order, decree or ruling, in court or through other applicable proceedings (such applicable date, the “Walk-Away Date”)). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

Quixote has advised Trinity that Morgan Keegan & Company, Inc. (“Morgan”), Quixote’s financial advisor, rendered its written opinion to the Quixote Board to the effect that, as of December 28, 2009 and based upon and subject to the factors and assumptions set forth therein, the Offer Price to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of Morgan, dated as of December 28, 2009, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex II to Quixote’s Solicitation/Recommendation Statement on Schedule 14D-9 to be filed with the Securities and Exchange Commission (“SEC”) and which is being mailed to Quixote’s stockholders with this Offer to Purchase. Morgan provided its opinion for the information and assistance of the Quixote Board in connection with its consideration of the Offer and the Merger. The opinion of Morgan does not constitute a recommendation as to whether or not you should tender Shares in connection with the Offer or how you should vote with respect to the adoption of the Merger Agreement or any other matter.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of Quixote, if required by Delaware law. The affirmative vote of at least 60% of the outstanding Shares is the only vote of any class or series of Quixote’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of Quixote’s stockholders. If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Quixote. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer or the expiration of any subsequent offering period, the Purchaser owns at least 90% of the outstanding Shares (including Shares issued pursuant to the Purchaser Option), Trinity and Quixote are required to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of Shares, in accordance with Section 253 of the Delaware General Corporation Law (as amended, the “DGCL”).

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully and in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

The Purchaser is offering to purchase all of the outstanding Shares of Quixote. According to Quixote, as of December 29, 2009, there were 9,333,867 Shares issued and outstanding (including restricted stock), 895,499 shares of common stock of Quixote available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options and 1,621,622 shares of common stock of Quixote reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding convertible notes.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of Thursday, February 4, 2010, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions described in Section 15 — “Certain Conditions of the Offer.”

The Merger Agreement provides that (i), subject to the parties’ respective rights to terminate the Merger Agreement in accordance with its terms, we must extend the Offer for one or more periods of not more than 10 business days each if, at the Expiration Date, any condition of the Offer has not been satisfied or waived; provided, however, that we are not required to extend the Offer beyond the Walk-Away Date, and (ii) we may elect to and, at the request of Quixote, must provide for a subsequent offering period of up to 20 business days in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if, following the date on which the Purchaser accepts for payment Shares validly tendered and not withdrawn pursuant to the Offer (the “Purchase Date”), the number of Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with Shares (if any) then owned by Trinity or any of its subsidiaries, constitutes less than 90% of the Shares then outstanding. Under the Merger Agreement, we will also extend the Offer for any period required by any rule, regulation or interpretation of the SEC or its staff that is applicable to the Offer.

We have agreed in the Merger Agreement that, without the consent of Quixote, we will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the

Offer, (iv) waive the Minimum Condition, (v) impose additional conditions to the Offer, (vi) modify or amend any of the conditions to the Offer or make other changes in the terms of the Offer that are in any manner adverse to the holders of Shares, or (vii) extend the Expiration Date in a manner other than in accordance with the Merger Agreement.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive any condition to the Offer (other than the Minimum Condition, which may not be waived without Quixote’s prior consent), increase the Offer Price and/or make any other changes in the terms of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

After the expiration of the Offer and acceptance of the Shares validly tendered in, and not withdrawn from, the Offer, we may decide pursuant to the Merger Agreement to provide for a subsequent offering period. A subsequent offering period, if included, will be an additional period of not less than three business days and up to 20 business days beginning on the next business day following the Expiration Date, during which any remaining stockholders may tender, but not withdraw, their Shares and receive the Offer Price. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares validly tendered during the subsequent offering period.

Other than as may be required by the terms of the Merger Agreement, we do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide for any subsequent offering period, a public announcement of such subsequent offering period will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date.

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for, Shares pursuant to the Offer, we have the option (the “Purchaser Option”), exercisable upon the terms and conditions set forth in the Merger Agreement, to purchase from Quixote up to that number of Shares equal to a number of Shares that, when added to the number of Shares owned by Trinity or its subsidiaries immediately following consummation of the Offer or a “subsequent offering period”, will constitute one Share more than 90% of the Shares outstanding immediately after exercise of the Purchaser Option at a price per Share equal to the Offer Price; provided, however, that the number of additional Shares purchased pursuant to the Purchaser Option cannot exceed that number equal to 19.9% of the Shares outstanding on the date of the Merger Agreement. The Purchaser Option may be exercised by the Purchaser at any time within five business days after the Purchaser’s acceptance of and payment for Shares pursuant to the Offer or a “subsequent offering period” in accordance with the terms of the Merger Agreement.

Quixote has provided us with Quixote’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Quixote’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not withdrawn pursuant to the Offer on or after the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and

Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book- Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment.  By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Quixote’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding.  Payments made to stockholders of Quixote in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, stockholders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, that the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a person’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after March 7, 2010.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period, and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Quixote whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Quixote. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. The summary applies only to stockholders of Quixote in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to stockholders who will actually or constructively (under the rules of Section 318 of the Code) own any stock of Quixote following the Offer and the Merger or to special classes of taxpayers (e.g., foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, shareholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, and shareholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction or who received Shares under Quixote’s 1991 Director Stock Option Plan, 2001 Employee Stock Incentive Plan, 2001 Non-Employee Directors Stock Option Plan or pursuant to the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address U.S. federal taxes other than income taxes. This summary assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction of any withholding tax) and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Market (“NASDAQ”) under the symbol “QUIX.” According to Quixote, as of December 29, 2009, there were 9,333,867 Shares issued and outstanding (including restricted stock), 895,499 shares of common stock of Quixote available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options and 1,621,622 shares of common stock of Quixote reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding convertible notes.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported by NASDAQ based on published financial sources.

	High	Low

Year Ended June 30, 2008
First Quarter	$20.36	$17.26
Second Quarter	20.25	17.00
Third Quarter	19.33	7.00
Fourth Quarter	12.70	7.88
Year Ended June 30, 2009
First Quarter	$10.54	$7.17
Second Quarter	8.21	4.43
Third Quarter	6.72	1.77
Fourth Quarter	3.69	2.35
Year Ended June 30, 2010
First Quarter	$2.85	$1.80
Second Quarter	6.38	1.75
Third Quarter (through January 6, 2010)	6.35	6.29

On December 30, 2009, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on NASDAQ was $2.95 per Share. On January 6, 2010, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $6.32 per Share. The Offer Price represents a premium of 180.1% over Quixote’s volume weighted average share price for the 20 trading days immediately preceding the public announcement of the Offer and the Merger and a premium of 116.3% over the closing price on the last full day of trading before the public announcement of the Offer and the Merger.

During the fiscal year ended June 30, 2008, Quixote declared two semiannual cash dividends, each equal to $0.20 per Share. According to Quixote’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009, in December 2008, the Quixote Board voted to suspend its semiannual cash dividend to conserve cash resources. Additionally, Quixote’s bank credit agreement, as amended in February 2009, and the Merger Agreement directly limit the ability of Quixote to declare, set aside, make or pay any dividends.

Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning Quixote.

Except as specifically set forth herein, the information concerning Quixote contained in this Offer to Purchase has been taken from or is based upon information furnished by Quixote or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Quixote’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Quixote, whether furnished by Quixote or contained in such documents and records, or for any failure by Quixote to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General.  Quixote is a Delaware corporation with its principal offices located at 35 East Wacker Drive, Chicago, Illinois 60601. The telephone number for Quixote is (312) 467-6755. The following description of Quixote and its business has been taken from Quixote’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009 (less the portion of the description contained therein related to Quixote’s former “Inform” division, which was divested by Quixote on December 18, 2009) and is qualified in its entirety by reference to such Form 10-K. Quixote, through its subsidiaries, develops, manufactures and markets highway and transportation safety products to direct and inform motorists and road workers in both domestic and international markets. Quixote manufactures and sells highway and transportation safety products through its Protect and Direct business segment. The Protect and Direct segment provides solutions for improving safety on roads either by minimizing the severity of crashes that occur or by preventing crashes from occurring by directing or guiding traffic. The primary product lines within the Protect and Direct segment include energy-absorbing products such as crash cushions, truck and trailer mounted attenuators, sand-filled barrels and water-filled barriers, and directing and guiding products such as flexible post delineators and glare screen systems.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, Quixote is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Quixote’s directors and officers, their remuneration, stock options granted to them, the principal holders of Quixote’s securities, any material interests of such persons in transactions with Quixote and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on October 13, 2009 and distributed to Quixote’s stockholders. Such information also will be available in Quixote’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement annexed thereto. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Quixote, that file electronically with the SEC.

8.	Certain Information Concerning Trinity and the Purchaser.

Trinity is a Delaware corporation. Trinity’s principal executive offices are located at 2525 Stemmons Freeway, Dallas, Texas 75207. The telephone number of Trinity’s principal executive offices is (214) 631-4420. Trinity is a multi-industry company that owns a variety of market-leading businesses which provide products and services to the industrial, energy, transportation and construction sectors. Trinity has operations in the following five principal business segments:

•	The Rail Group: The Rail Group is the leading freight railcar manufacturer in North America. The Rail Group provides a full complement of railcars used for transporting a wide variety of liquids, gases, and dry cargo.

•	The Railcar Leasing and Management Services Group: The Railcar Leasing and Management Services Group is a provider of leasing and management services and an important strategic resource that uniquely links the Rail Group with Trinity’s customers.

•	The Inland Barge Group: The Inland Barge Group manufactures a variety of dry cargo barges, such as deck barges, and open or covered hopper barges that transport various commodities, such as grain, coal, and aggregates. The Inland Barge Group also manufactures tank barges used to transport liquid products.

•	The Construction Products Group: The Construction Products Group produces concrete, aggregates, and asphalt and manufactures highway products as well as beams and girders used in highway bridge construction.

•	The Energy Equipment Group: The Energy Equipment Group manufactures tank containers and tank heads for pressure vessels, propane tanks, and structural wind towers.

The Purchaser is a Delaware corporation and a wholly-owned subsidiary of Trinity. The Purchaser was organized by Trinity to acquire Quixote and has not conducted any unrelated activities since its organization. All outstanding shares of the capital stock of the Purchaser are wholly-owned by Trinity. The Purchaser’s principal executive offices are located at the same address as Trinity’s principal executive office listed above, and its telephone number at that address is the same telephone number as Trinity’s telephone number listed above.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser and Trinity are listed in Schedule I to this Offer to Purchase.

During the last five years, none of the Purchaser, Trinity or, to the best knowledge of the Purchaser and Trinity, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Trinity beneficially owns 404,700 Shares, which Shares represent approximately 4.3% of the Shares issued and outstanding as of December 29, 2009. Except as described above, in this Offer to Purchase or on Schedule I hereto, (i) none of Trinity, the Purchaser or, to the best knowledge of Trinity and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Trinity or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Trinity, the Purchaser or, to the best knowledge of Trinity and the Purchaser, any of the persons or entities referred to Schedule 1 hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Trinity, the Purchaser or, to the best knowledge of Trinity and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Quixote, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Trinity, the Purchaser or, to the best knowledge of Trinity and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Quixote or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Trinity or any of its subsidiaries or, to the best knowledge of Trinity, any of the persons listed in Schedule I to this Offer to

Purchase, on the one hand, and Quixote or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, the Purchaser and Trinity have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this offer to purchase forms a part, and exhibits to the Schedule TO. Additionally, Trinity is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, as well as such reports, proxy statements and other information filed by Trinity with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Trinity has filed electronically with the SEC.

9.	Source and Amount of Funds.

The Purchaser estimates that it will need approximately $63 million to purchase all of the Shares pursuant to the Offer and to consummate the Merger (which estimate includes payment in respect of certain outstanding options) and to pay related fees and expenses. On September 30, 2009, Trinity had $545.4 million in cash and cash equivalents and $516.3 million in borrowing availability under its existing credit facilities.

Trinity will provide the Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger with Quixote, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon Trinity’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Trinity expects to obtain the necessary funds from existing cash balances.

The Purchaser does not think its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Purchaser, through its parent company, Trinity, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of Trinity’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with Quixote.

As part of its ongoing evaluation of Trinity’s business and strategic direction, our board of directors and senior members of our management, on occasion with the assistance of outside legal and financial advisors, have from time to time evaluated strategic alternatives and prospects for acquisitions. One focus of these strategic alternatives has included Trinity expanding its offerings of highway products. Over the past several years, through commercial dealings and other relationships, members of our senior management team, including Mr. Timothy R. Wallace, Trinity’s Chairman, Chief Executive Officer and President, have become familiar with Quixote’s capabilities in the highway products industry and acquainted with certain members of Quixote’s senior management. Through those relationships, Trinity’s senior management team and board of directors began to seriously evaluate Quixote as an acquisition candidate.

In June 2008, J.P. Morgan Securities Inc. (“JPMorgan”) began actively advising Quixote on strategic alternatives. On July 10, 2008, Quixote engaged JPMorgan to serve as its financial advisor with respect to possible strategic alternatives.

On June 26, 2008, at JPMorgan’s invitation, Mr. William A. McWhirter II, Trinity’s Senior Vice President and Chief Financial Officer, and Mr. John M. Lee, Trinity’s Vice President, Business Development, met with Mr. Philip Cavatoni, Mr. Ryan Fiedler and Mr. Erik Saito of JPMorgan at JPMorgan’s Chicago, IL office. Mr. Cavatoni inquired as to Trinity’s level of interest in a possible transaction with Quixote. Mr. McWhirter indicated that Trinity was potentially interested in acquiring Quixote. During this meeting, the parties did not propose or discuss specific terms of an acquisition.

On October 17, 2008, Trinity and Quixote entered into a confidentially agreement that contained customary mutual standstill and non-solicitation provisions for a period of twelve months.

On October 20, 2008, senior members of Quixote’s management, including Mr. Leslie J. Jezuit, Quixote’s Chairman (and Chief Executive Officer at that time), Mr. Daniel P. Gorey, Quixote’s Executive Vice President, Chief Financial Officer and Treasurer, Ms. Joan R. Riley, Vice President and General Counsel of Quixote, and Ms. Ann Voss, Quixote’s Corporate Controller, met with Messrs. Wallace and McWhirter, Mr. Mark W. Stiles, Trinity’s Senior Vice President and Group President, and Mr. S. Theis Rice, Trinity’s Vice President and Chief Legal Officer in JPMorgan’s Chicago, IL office. During the course of the meeting, Quixote made a presentation to Trinity, and the parties discussed the potential strategic benefits and synergies of a possible acquisition of Quixote by Trinity. During this meeting, the parties did not propose or discuss specific terms of an acquisition.

On October 30, 2008, Mr. McWhirter sent a letter to Mr. Cavatoni offering to acquire all of the outstanding shares of common stock of Quixote for a purchase price range of $9.50 to $10.50 per share in cash, subject to confirmatory due diligence and customary closing conditions. By a subsequent telephone call from Trinity’s financial advisor, Banc of America Securities LLC (“BofA Merrill Lynch”), on behalf of Trinity, to JPMorgan, Trinity raised its offer price to $11.50 a share.

During November 2008, Trinity conducted documentary and other due diligence of materials made available by Quixote via an online data room.

On December 1, 2008, Mr. McWhirter called Mr. Gorey to inform him of Trinity’s decision to terminate discussions based on the reassessment of Trinity’s operational and financial needs in light of the prevailing economic uncertainties, while expressing their continuing interest in acquiring Quixote.

On December 4, 2008, Mr. Rice received a letter from Ms. Riley, requesting that Trinity promptly return or destroy all confidential information it had received in connection with the potential transaction, which employees of Trinity promptly complied with.

On December 5, 2008, Mr. Wallace called Mr. Jezuit to explain Trinity’s decision to end discussions with respect to an acquisition of Quixote.

In early 2009, senior members of Trinity’s management, during the course of Trinity’s regular operations, discussed strategic options for expanding Trinity’s highway products offerings and considered whether Trinity should resume discussions with Quixote regarding a possible acquisition.

From May through November 2009, Trinity analyzed publicly available information regarding Quixote as it considered whether to move forward with a potential acquisition.

On July 10, 2009, JP Morgan’s engagement with Quixote was terminated.

On September 1, 2009, Quixote announced that it had engaged Morgan in connection with various strategic alternatives, including refinancing Quixote’s convertible notes and selling all or parts of Quixote.

On October 16, 2009, Mr. McWhirter and Mr. Stiles met with Mr. Jezuit and Mr. Gorey to discuss the possibility of Trinity acquiring Quixote’s Protect and Direct business segment. Mr. Jezuit and Mr. Gorey indicated that Quixote was not interested in selling the Protect and Direct business segment.

On October 17, 2009, the standstill period and the standstill provisions expired in the confidentiality agreement. The Company requested that Trinity extend the standstill provisions following their expiration, but Trinity declined.

On November 12, 2009, Mr. McWhirter sent a letter to Mr. Jezuit offering to acquire all of the outstanding shares of common stock of Quixote for a purchase price of $5.00 per share in cash, subject to confirmatory due diligence and customary closing conditions.

On November 13, 2009, Mr. Jezuit contacted Mr. McWhirter by telephone to inform him that Quixote would respond after its annual stockholder meeting on November 19, 2009.

On November 24, 2009, Mr. Jezuit contacted Mr. McWhirter and indicated that Trinity’s proposed price of $5.00 per share was below a level that he could recommend to the Quixote Board.

On December 1, 2009, Mr. McWhirter sent a revised letter to Mr. Jezuit offering to acquire all of the outstanding shares of common stock of Quixote for a purchase price of $6.00 per share in cash, subject to confirmatory due diligence and customary closing conditions. In addition, Trinity agreed to increase the purchase price by the per share amount by which the net proceeds from the sale of the Inform business segment exceeded $18 million; provided that the aggregate consideration paid by Trinity shall not increase by more than $2 million (the “Inform Adjustment”).

On December 7, 2009, Morgan contacted BofA Merrill Lynch with Quixote’s counteroffer to Trinity of $6.50 per share in cash plus the Inform Adjustment, if any.

On December 8, 2009, the Trinity board of directors held a regular meeting during which it discussed Trinity’s offer to acquire Quixote. The Trinity board of directors approved the acquisition of Quixote within certain timing, structural and valuation parameters, and authorized certain Trinity executive officers to manage the transaction process and enter into the Merger Agreement and ancillary agreements on Trinity’s behalf.

On December 10, 2009, Mr. McWhirter responded to Quixote’s counteroffer by sending another letter to Mr. Jezuit offering to acquire all of the outstanding shares of common stock of Quixote for a purchase price of $6.25 per share in cash plus the Inform Adjustment if any, subject to confirmatory due diligence and customary closing conditions.

On December 11, 2009, Morgan held several telephonic discussions with BofA Merrill Lynch to discuss Trinity’s counteroffer, in particular to discuss the calculation of the net proceeds from the sale of the Inform business segment. With respect to such calculation, Quixote requested, and Trinity agreed, that the amount set aside for escrow purposes would be excluded from the calculation of net proceeds, and that net proceeds would be calculated based solely upon the gross proceeds less any fees and expenses directly attributable to the Inform transaction.

On December 14, 2009, Morgan contacted BofA Merrill Lynch stating that, in light of Trinity’s most recent proposal, Quixote would work with Trinity on due diligence and negotiating an acceptable merger agreement. On December 15, 2009, Mr. Gorey and Ms. Voss from Quixote and a representative from Morgan, who were in Dallas, TX in connection with the negotiation of Quixote’s sale of its Inform segment to a third party, met with Messrs. Wallace, McWhirter, Stiles, Rice and Lee at Trinity’s Dallas, TX office to discuss potential transaction timing, structure and other matters. In addition, at the December 15, 2009 meeting, Trinity delivered the first draft of the Merger Agreement and an initial due diligence request list to Quixote.

On December 16, 2009, representatives of Trinity, including Weil, Gotshal & Manges LLP (“Weil Gotshal”) began to conduct documentary and other due diligence of materials made available by Quixote via an online data room. Trinity and its advisors continued to conduct remote due diligence of Quixote until December 29, 2009. During this period, representatives of Trinity met with representatives of Quixote at its Chicago, IL headquarters to conduct accounting, tax and operational due diligence and participated in follow-up diligence calls and meetings. During this time, Quixote and Holland & Knight LLP (“Holland & Knight”) also provided Trinity and Weil Gotshal with additional information in response to Trinity’s initial and follow-up information requests.

On December 22 and 23, 2009, Messrs. McWhirter, Rice and Lee and Mr. James Perry, Trinity’s Vice President and Treasurer, from Trinity, Mr. Bruce C. Reimer, Quixote’s Chief Executive Officer and President, Mr. Gorey from Quixote and representatives from the companies’ respective legal and financial advisors met at Holland & Knight’s Chicago, IL office. During these meetings, the companies substantially finalized the terms of Trinity’s offer to purchase Quixote’s outstanding shares of common stock and substantially completed the Merger Agreement negotiations.

On December 22, 2009, Holland & Knight provided the first revised draft of the Merger Agreement to Weil Gotshal, reflecting comments from Quixote. Later that day, on December 22, 2009, Weil Gotshal provided another revised draft of the Merger Agreement to Holland & Knight, reflecting comments from Trinity. During the course of the discussions on December 22, 2009 and December 23, 2009, Trinity and Quixote agreed to increase the purchase price to $6.36 per share in cash (taking into consideration the Inform Adjustment). Both parties also agreed to further analyze the fees and expenses from Quixote’s sale of its Inform business segment in order to determine the final purchase price per share.

On December 23, 2009, Holland & Knight circulated a draft of the disclosure letter to the Merger Agreement to Weil Gotshal. From December 24, 2009 through December 28, 2009, negotiations on the Merger Agreement, the related disclosure letter and related ancillary documents continued among representatives of Trinity, Quixote, Weil Gotshal and Holland & Knight.

On December 29, 2009 and December 30, 2009, representatives from Trinity, Quixote, Weil Gotshal and Holland & Knight convened at Holland & Knight’s Chicago, IL office to finalize documents for signing and prepare for the parties’ signing the Merger Agreement on December 30, 2009. During such period, the parties agreed to increase the purchase price to $6.38 (taking into consideration the Inform Adjustment), and finalized the disclosure letter and the ancillary documents related to the Merger Agreement.

On the morning of December 29, 2009, Quixote advised Trinity that the Quixote Board held a meeting on the afternoon of December 28, 2009 and the morning of December 29, 2009, during which it unanimously (i) approved and declared it advisable that Quixote enter into the Merger Agreement, (ii) determined that the terms of the Offer, the Merger and the other transactions contemplated thereby were advisable, and in the best interests of, Quixote and its stockholders, (iii) approved the merger agreement, approved the transactions contemplated thereby and recommended that Quixote’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if applicable, vote in favor of the approval and adoption of the Merger Agreement, (iv) approved all other actions necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from any state takeover law, including any “fair price,” “moratorium,” “control share acquisition,” “business combination,” or other similar statute or regulation, and (v) approved an amendment to the Rights Agreement to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from the effects of the Rights Agreement and provide for the termination of the Rights Agreement as of the Effective Time of the Merger.

On the morning of December 30, 2009, representatives of Quixote and representatives of Parent and the Purchaser executed the definitive Merger Agreement and finalized the disclosure letter and ancillary documents related to the Merger Agreement. After the close of trading for the day on NASDAQ, the parties issued a joint press release announcing the Merger Agreement and the transactions contemplated thereby.

11.	The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Trinity, the Purchaser or Quixote. Such information can be found elsewhere in this Offer to Purchase.

The Offer.  The Merger Agreement provides for the commencement of the Offer by the Purchaser as promptly as reasonably practicable, but in no event later than seven business days after the date of the initial public announcement of the Merger Agreement, which was December 30, 2009. The Offer was commenced on January 7, 2010. The obligations of the Purchaser to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction or waiver of certain conditions that are described in Section 15 — “Certain Conditions of the Offer.” The Merger Agreement provides that each Quixote stockholder who validly tenders and does not withdraw Shares in the Offer will receive $6.38 for each Share tendered, net to the stockholder in cash, without interest (less required withholding taxes). The Purchaser expressly reserves the right to increase the Offer Price, to waive any condition to the Offer and/or make any other changes in the terms of the Offer, except that without the prior written consent of Quixote, the Purchaser shall not (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the maximum number of Shares to be purchased in the Offer; (iv) impose conditions to the Offer in addition to the conditions set forth in Section 15 — “Certain Conditions of the Offer”; (v) waive the Minimum Condition; (vi) amend or modify any of the conditions to the Offer or make other changes in the terms of the Offer that are in any manner adverse to the holders of Shares; or (vii) extend the Expiration Date in a manner other than in accordance with the Merger Agreement.

Extensions of the Offer; Subsequent Offering Period.  The Merger Agreement provides that the Purchaser must (i) extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (“SEC”) or the staff thereof applicable to the Offer, and (ii), subject to the parties’ respective rights to terminate the Merger Agreement, extend the Offer for one or more periods of not more than 10 business days each if, at the scheduled expiration date, any condition of the Offer has not been satisfied or waived; provided, however, that, with respect to subclause (ii), the Purchaser will not be required to extend the Offer beyond (x) April 1, 2010 if no Shares have been purchased pursuant to the Offer or (y) July 1,

2010 if the sole reason the Merger has not been consummated on or before April 1, 2010 is that an injunction, judgment, order, decree or ruling of any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instumentality, federal, state or local, domestic, foreign or multinational (each a “Governmental Authority”) of competent jurisdiction is in effect and either Trinity or Quixote are still contesting the entry of such injunction, judgment, order, decree or ruling, in court or through other applicable proceedings (such applicable date, the “Walk-Away Date”). In addition, if the number of Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with the Shares (if any) then owned by Trinity or any of its subsidiaries, constitute less than 90% of the Shares then outstanding, the Purchaser may, and, at the request of Quixote, must, provide for a subsequent offering period for up to 20 business days, in accordance with Rule 14d-11 promulgated under the Exchange Act, following the Purchaser’s acceptance for payment of the Shares validly tendered and not withdrawn pursuant to the Offer.

Purchaser Option.  Quixote granted the Purchaser an option to purchase from Quixote up to that number of newly issued shares of Quixote common stock (the “Purchaser Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Trinity and its subsidiaries immediately following consummation of the Offer or a “subsequent offering period”, constitutes one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of Shares pursuant to the exercise of the Purchaser Option. The exercise price for each Share acquired in the Purchaser Option is equal to the Offer Price. The exercise of the Purchaser Option by the Purchaser is subject to certain conditions set forth in Section 1.5 of the Merger Agreement. The Merger Agreement provides that the Purchaser Option will not be exercisable unless (i) immediately after such exercise the Purchaser would own at least one more Share than 90% of the Shares then outstanding on a fully diluted basis (assuming the issuance of the Purchaser Option Shares), and (ii) the number of Purchaser Option Shares shall not exceed that number equal to 19.9% of the Shares outstanding on the date of the Merger Agreement. The aggregate purchase price payable for the Shares being purchased by the Purchaser pursuant to the Purchaser Option will be payable, at the option of Trinity, in either (x) immediately available funds by wire transfer to an account designated by Quixote or (y) immediately available funds by wire transfer to an account designated by the Company in an amount equal to not less than the aggregate par value of the Purchaser Option Shares and an unsecured promissory note from the Purchaser having a principal amount equal to the balance of the aggregate purchase price for the Purchaser Option Shares. The Purchaser Option may be exercised by the Purchaser at any time within five business days after the Purchaser’s acceptance of and payment for Shares pursuant to the Offer or a “subsequent offering period” in accordance with the terms of the Merger Agreement.

Directors and Officers.  Following the Purchase Date and for so long as Trinity and its subsidiaries hold at least 60% of the then outstanding Shares, Trinity will be entitled to elect or designate to serve on the Quixote Board the number of directors (rounded up to the next whole number) determined by multiplying the total number of directors on the Quixote Board (giving effect to the directors elected or designated by Trinity pursuant to this sentence) by a fraction having a numerator equal to the aggregate number of Shares then beneficially owned by Trinity and its subsidiaries, and having a denominator equal to the total number of Shares then issued and outstanding. Following the Purchase Date, if requested by Trinity prior to the Effective Time, Quixote will cause such directors of Quixote and/or its subsidiaries as specified by Trinity, to tender their resignations as directors, effective upon the Effective Time or increase the size of such board of directors as necessary. Following the Purchase Date, and at all times thereafter, Quixote will, upon Trinity’s request and subject to compliance with applicable law, promptly cause persons designated by Trinity to become directors of the Quixote Board (or any committee thereof or any board of directors or similar governing bodies of Quixote subsidiaries, as specified by Trinity) such that the number of Trinity’s designees to the Quixote Board (or any such committee or other board of directors or governing body specified by Trinity) will be proportional to Trinity and its subsidiaries combined percentage ownership of the Shares. In the event that Trinity directors are elected or designated to the Quixote Board, the Merger Agreement provides that until the Effective Time of the Merger, Quixote will cause the Quixote Board to maintain two directors who were directors prior to the execution of the Merger Agreement, each of whom (x) is not an officer of Quixote or any subsidiary of Quixote, (y) qualifies as an “independent director” as defined in NASDAQ Rule 4200(a)(15)(B) and (z) is eligible to serve on Quixote’s audit committee under applicable Exchange Act and NASDAQ rules (the “Independent Directors”). If the number of Independent Directors is reduced below two for any reason, unless the remaining Independent Director elects or designates another person (or persons) who satisfies the foregoing independence requirements to fill such vacancy, the remaining directors shall be required to designate such person (or persons) and such person (or persons) shall be deemed to be Independent Directors. Quixote will take all actions required to permit Trinity’s designees to be so elected in accordance herewith, to the extent permitted by applicable law and the rules of NASDAQ and subject to certain conditions specified in the Merger Agreement.

The Merger.  The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), the Purchaser will be merged with and into Quixote, with Quixote being the surviving corporation (the “Surviving Corporation”).

Following the Merger, the separate existence of the Purchaser will cease, and Quixote will continue as the Surviving Corporation, wholly-owned by Trinity. The directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation.

Pursuant to the Merger Agreement, at the Effective Time, each Share held in treasury by Quixote and each Share that is owned by Trinity or the Purchaser will be cancelled and will cease to exist, without any conversion thereof and no payment will be made with respect thereto. Any Shares owned by a subsidiary of Trinity other than the Purchaser will be converted into and become validly issued, fully paid and nonassessable shares of common stock, par value $.01 per share, of the Surviving Corporation. Any Shares that are owned by a subsidiary of Quixote will remain outstanding, with appropriate adjustment to the number thereof to preserve each subsidiary’s relative percentage ownership.

Each Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined below) and Shares to be cancelled or converted in accordance with the preceding paragraph) shall be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), payable to the holder thereof in accordance with the terms of the Merger Agreement as described therein. At the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of any such Share immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest (less required withholding taxes).

Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand, and who properly demands, appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the Delaware General Corporation Law (as amended, the “DGCL”) (such Section, “Section 262” and, such Shares, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with, and to the extent provided by, Section 262 (and, at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with Section 262). If any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration (without interest thereon and less any applicable withholding taxes).

Quixote Stock Options.  The Merger Agreement provides that prior to the Effective Time, Quixote will take all actions necessary to provide that each option to purchase Shares outstanding immediately prior to the Effective Time (the “Options”), under any company stock plan of Quixote as defined in the Merger Agreement (the “Company Stock Plans”), whether or not exercisable or vested, will vest in full and be cancelled and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration (as defined below) for each Share then subject to the Option. The “Option Consideration” shall equal with respect to any Share issuable under a particular Option (x) with an exercise price less than the Merger Consideration per Share, an amount equal to the excess, less any applicable withholding taxes, of (i) the Merger Consideration per Share over (ii) the exercise price payable in respect of each Share issuable under such Option and (y) with an exercise price equal to or greater than the Merger Consideration per Share and solely with respect to the Options not held by certain specified employees of Quixote (the “Management Employees”) or any current directors of Quixote, an amount equal to $0.40 in respect of each Share issuable under such Option, less any applicable withholding taxes. Options with an exercise price equal to or greater than the Merger Consideration per Share held by the Management Employees and any current directors of Quixote shall be cancelled and shall not be entitled to any consideration in connection with the Offer.

Quixote Restricted Stock.  The Merger Agreement provides that each share of restricted stock, granted under the Company Stock Plans and outstanding immediately prior to the Effective Time, that is subject to vesting or other lapse restrictions pursuant to the Company Stock Plans or any applicable restricted stock award agreement shall, as of the Effective Time, vest and become free of such restrictions and be treated as a share of Quixote common stock in accordance with the terms of the Merger Agreement.

Post-Merger Directors and Officers.  The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will become the directors of the Surviving Corporation. The officers of the Purchaser immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

Representations and Warranties.  In the Merger Agreement, Quixote has made customary representations and warranties to Trinity and the Purchaser, including representations relating to: organization, qualification and good standing of Quixote and its subsidiaries; Quixote’s capitalization; authorization with respect to the Merger Agreement; no conflicts with or consents required in connection with the Merger Agreement; required filings and consents; Quixote’s SEC filings and financial statements; Quixote’s internal controls; absence of undisclosed liabilities; absence of material adverse effect or certain changes or events; legal proceedings; Quixote’s compliance with laws; information supplied; tax matters; employee benefit plans and employment matters; labor matters; environmental matters; material contracts; title to properties; intellectual property; insurance; claims and warranties; opinion of financial advisor; brokers; anti-takeover statutes, Quixote charter and bylaws provisions; Exchange Act Rule 14d-10; relationships with customers and suppliers; voting requirements; affiliate transactions; and compliance with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption laws; and no other representations or warranties.

In the Merger Agreement, Trinity and the Purchaser have made customary representations and warranties to Quixote, including representations relating to: organization and qualification; authorization with respect to the Merger Agreement; no conflicts with or consents required in connection with the Merger Agreement; required filings and consents; information supplied; ownership and operations of Purchaser; adequate funds; brokers; ownership of Shares; absence of litigation; other agreements or understandings; and no other representations or warranties.

Operating Covenants.  The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, except as expressly contemplated or permitted by the Merger Agreement (including in Quixote’s disclosure schedule) or as required by law, and unless the Purchaser otherwise consents in writing, Quixote and its subsidiaries will (i) conduct their business in the ordinary course consistent with past practice, (ii) comply in all material respects with all applicable laws and the requirements of all material contracts, (iii) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, in each case, to the end that its goodwill and ongoing business will be unimpaired at the Effective Time, and (iv) keep in full force and effect all material insurance policies maintained by Quixote and its subsidiaries, other than changes to such policies made in the ordinary course of business.

Between the date of the Merger Agreement and the Effective Time, Quixote is subject to customary operating covenants and restrictions, including restrictions relating to the issuance, sale, pledge, disposal, grant or encumbrance of capital stock or other equity interests of Quixote and its subsidiaries; the redemption, purchase or acquisition of capital stock or other equity interests; the declaration, setting aside or payment of dividends or other distributions; the reclassification, combination, split or subdivision of capital stock or other equity interests; the incurrence of indebtedness and the issuance of debt securities; the sale, lease, mortgage, disposal, transfer or encumbrance of certain property or assets; the making of certain capital expenditures; the acquisition of equity interests or assets of another person (including through mergers or consolidations), other than as permitted in the Merger Agreement; the making of investments, loans or advances in any person; the entry into, termination, waiver, modification or amendment of any Quixote material contract; the compensation or benefits of any director, officer or employee or the establishment, amendment or termination of employment, severance, collective bargaining or other agreements, benefits plan or arrangements; tax issues; changes in accounting policies; the amendment of charter documents and bylaws; recapitalization, liquidation, dissolution or similar proceedings; the payment, discharge, settlement or satisfaction of claims, liabilities or obligations, or material litigations; the issuance of broad communications to employees and customers; and any agreements, in writing or otherwise, to take any of the foregoing actions or take any action that would (a) cause the representations or warranties of Quixote to be untrue or to be untrue in any material respect (as applicable and specified in the Merger Agreement), or (b) impede or delay the ability of the parties to satisfy any of the conditions to the Offer or the Merger in any material respect.

Stockholders Meeting.  The Merger Agreement provides that Quixote will, if the adoption of the Merger Agreement by Quixote’s stockholders is required by law, as promptly as practicable following the purchase of Shares in the Offer, hold a meeting of its stockholders for the purpose of adopting the Merger Agreement. Trinity agrees to cause all Shares then owned by it, the Purchaser and any other subsidiaries of Trinity to be voted in favor of the adoption of the Merger Agreement. Notwithstanding the foregoing, under the Merger Agreement, if Trinity, the Purchaser and any other Trinity subsidiary shall collectively acquire at least 90% of the then outstanding Shares pursuant to this Offer or otherwise, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition without a stockholders’ meeting in accordance with Section 253 of the DGCL.

No Solicitation Provisions.  The Merger Agreement provides that Quixote shall, and shall cause its subsidiaries and its and their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any person with respect to a Takeover Proposal (as defined below), and use best efforts to obtain the return from all such persons or cause the destruction of all copies of confidential information previously provided to such parties. The Merger Agreement provides that Quixote shall not, and shall cause its subsidiaries and Representatives not to, directly or indirectly, (i) solicit, initiate, cause, facilitate or encourage (including by way of furnishing information) any inquiries or proposals that constitute, or may reasonably be expected to lead to, any Takeover Proposal, (ii) participate in any discussions or negotiations with any third party regarding any Takeover Proposal or (iii) enter into any agreement relating to any Takeover Proposal.

However, if after the date of the Merger Agreement, the Quixote Board receives an unsolicited, bona fide written Takeover Proposal made after the date of the Merger Agreement in circumstances not involving a breach of the Merger Agreement or any standstill agreement, and the Quixote Board reasonably determines in good faith that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below), then Quixote may, at any time prior to the first date on which the Purchaser accepts for payment Shares tendered and not withdrawn pursuant to the Offer (the “Purchase Date”) but only after providing Trinity not less than 24 hours written notice of its intention to take such actions, (i) furnish confidential information with respect to Quixote and its subsidiaries to the person making such Takeover Proposal pursuant to an acceptable confidentiality agreement and (ii) participate in discussions and negotiations with such person regarding such Takeover Proposal. Such confidentiality agreement must be no less favorable to Quixote than the confidentiality agreement between Quixote and Trinity, dated October 17, 2008, and may not include any provision calling for an exclusive right to negotiate with Quixote. Quixote also must advise Trinity of all non-public information delivered to such person concurrently with its delivery to such person and, concurrently with its delivery to such person, Quixote must deliver to Trinity all such information not previously provided to Trinity.

Quixote shall promptly advise Trinity, orally and in writing, and in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Quixote in respect of any Takeover Proposal. Quixote shall, in any such notice to Trinity, indicate (i) the identity of the person making such proposal, offer, inquiry or other contact and (ii) the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Trinity fully informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and Quixote shall provide Trinity with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

As used in the Merger Agreement, “Takeover Proposal” means any inquiry, proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than Trinity and its subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or series of related transactions) of assets of Quixote and its subsidiaries (including securities of subsidiaries) equal to 15% or more of Quixote’s consolidated assets or to which 15% or more of Quixote’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition (whether in a single transaction or series of related transactions) of 15% or more of any class of equity securities of Quixote, (iii) tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of any class of equity securities of Quixote or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Quixote or any of its subsidiaries; in each case, other than the transactions contemplated by the Merger Agreement.

As used in the Merger Agreement, “Superior Proposal” means a bona fide written offer, obtained after the date of the Merger Agreement and not in breach of the Merger Agreement or any standstill agreement, to acquire, directly or indirectly, for consideration consisting of cash and/or securities, at least one hundred percent (100%) of the equity securities of Quixote or all or substantially all of the operating assets of Quixote and its subsidiaries on a consolidated basis, made by a third party, which is not subject to a material financing contingency and which is otherwise on terms and conditions which the Quixote Board determines in its good faith and reasonable judgment (after consultation with a financial advisor of national reputation) to be more favorable to Quixote’s stockholders from a financial point of view than the Offer and the Merger, taking into account at the time of determination any changes to the terms of the Merger Agreement that as of that time had been proposed by Trinity in writing and the ability of the person making such proposal to consummate the transactions contemplated by such proposal (based upon, among other things, the availability of financing and the expectation of obtaining required approvals).

Change in Recommendation.  Pursuant to a meeting duly called and held, the Quixote Board unanimously adopted resolutions (i) approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (ii) recommending that the stockholders of Quixote accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and adopt the Merger Agreement (the “Board Recommendation”). The Quixote Board may withdraw, modify or amend the Board Recommendation in certain circumstances as specified in detail in section 5.2(c) of the Merger Agreement.

Pursuant to the Merger Agreement, except as described below, neither the Quixote Board nor any committee thereof shall (i)(A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Trinity, the Board Recommendation or (B) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, as defined above (any action described in clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or propose publicly to approve or recommend, or cause or authorize Quixote or any of its subsidiaries to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any Takeover Proposal (other than a confidentiality agreement in accordance with the terms of Section 5.2(a) of the Merger Agreement) (each an “Acquisition Agreement”).

Under the Merger Agreement, the Quixote Board may withdraw or modify the Board Recommendation, or recommend a Takeover Proposal, if the Quixote Board determines in good faith, after reviewing applicable provisions of state law and after consulting with outside counsel, that the failure to make such withdrawal, modification or recommendation would be inconsistent with the exercise by Quixote Board of its fiduciary duties to Quixote’s stockholders under Delaware law; provided, however, that no Adverse Recommendation Change may be made in response to a Superior Proposal until after the third Business Day (subject to foreshortened timing in the event of an upcoming Expiration Date, as discussed in greater detail in Section 5.2(c) of the Merger Agreement) following Trinity’s receipt of written notice from Quixote (an “Adverse Recommendation Notice”) advising Trinity that the Quixote Board intends to make such Adverse Recommendation Change and specifying the material terms and conditions of such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new Adverse Recommendation Notice and a new three Business Day period). In determining whether to make an Adverse Recommendation Change in response to a Superior Proposal, the Quixote Board shall take into account any changes to the terms of the Merger Agreement proposed by Trinity in determining whether such third party Takeover Proposal still constitutes a Superior Proposal.

In addition, under the Merger Agreement, if the Quixote Board receives after the date of the Merger Agreement an unsolicited, bona fide written Takeover Proposal that was made in circumstances not involving a breach of the Merger Agreement or a standstill and that the Quixote Board determines in good faith (i) constitutes a Superior Proposal and (ii), after considering applicable provisions of state law and after consulting with outside counsel, with respect to which the failure to take such action would be inconsistent with the exercise of its fiduciary duties to Quixote’s stockholders under Delaware law, the Quixote Board may, in response to such Superior Proposal and within 48 hours after the expiration of the three Business Day period described below (but in no event later than the Purchase Date), terminate the Merger Agreement, pay the Termination Fee (as defined below) and concurrently therewith enter into an Acquisition Agreement with respect to such Superior Proposal (a “Superior Termination”); provided, however, that Quixote may not effect such Superior Termination (x) until after the third Business Day following Trinity’s receipt of written notice from Quixote advising Trinity that the Quixote Board is prepared to enter into an Acquisition Agreement with respect to such Superior Proposal (which notice shall include the most current versions of such agreement and proposal) and terminate the Merger Agreement and (y) only if, during such three Business Day period, Quixote and its Representatives have negotiated in good faith with Trinity and Trinity’s representatives to make such adjustments in the terms of the Merger Agreement as would enable Trinity to proceed with the transactions contemplated by the Merger Agreement on such adjusted terms and (z), at the end of such three Business Day period, the Quixote Board (after taking into account any such adjusted terms proposed by Trinity since its receipt of the written notice specified in (x)) again in good faith makes the determination referred to in clauses (i) and (ii) above.

Notwithstanding the foregoing, Quixote shall not be prohibited from taking and disclosing to Quixote stockholders a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act if the Quixote Board determines in good faith, after receipt of advice from its outside counsel, that failure to so disclose would be inconsistent with its fiduciary duties or applicable law. This exception will not affect the obligations of Quixote and the Quixote Board under the Merger

Agreement’s no-solicitation provisions and any such disclosure (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall not be deemed to be an Adverse Recommendation Change, so long as the Quixote Board expressly reaffirms the Board Recommendation in such statement or in connection with such action and Quixote provides Trinity with notice of such disclosure at least one business day (or, if shorter, such number of hours remaining prior to the scheduled expiration date) prior to such disclosure.

Reasonable Best Efforts to Consummate the Merger.  Under the Merger Agreement, Quixote and Trinity have agreed to cooperate and use their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the closing of the Merger to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

Employment and Employee Benefits.  For a period of six months following the Effective Time, Trinity will provide to employees of Quixote (and its subsidiaries) who are retained by Trinity (i) base salary or wages, (ii) bonus opportunity and (iii) benefits that are not materially less favorable in the aggregate (not including any value attributable to equity-based compensation, severance benefits or change of control benefits) than the base salary or wages, bonus opportunity and benefits provided to such Quixote employee prior to the date of the Merger Agreement.

Trinity will ensure that, as of the Effective Time, each Quixote employee receives full credit (for purposes of eligibility vesting, but not for benefit accrual or severance entitlement) for prior service with Quixote and its subsidiaries under each of the comparable employee benefit plans, programs and policies of Trinity, the Surviving Corporation or the relevant subsidiary, as applicable, in which such Quixote employee becomes a participant.

Trinity will, or will cause the Surviving Corporation or the relevant subsidiary to, credit to Quixote employees the amount of vacation time that such employees had earned under any applicable vacation plan or policy of Quixote or its subsidiaries as of the Effective Time.

Severance Obligations.  Quixote and the Management Employees are party to existing agreements or arrangements pursuant to which such individuals may be entitled to severance payments in connection with a change-in-control transaction such as the Merger. Pursuant to the Merger Agreement, the Purchaser will make certain cash payments at the Effective Time to the Management Employees (or a rabbi trust on their behalf) in satisfaction of obligations pursuant to such agreements; provided that each such Management Employee shall have at or prior to such time executed and delivered to Quixote a release in the form contemplated by such agreements. In addition, pursuant to the terms of the Merger Agreement, Trinity has agreed to assume the existing obligations of Quixote under certain employment agreements and change-in-control and severance agreements set forth on an annex to the Merger Agreement.

Indemnification and Insurance.  The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation shall, to the fullest extent required under the Quixote certificate of incorporation and bylaws as in effect on the date of the Merger Agreement and permitted under applicable law, indemnify individuals who at or prior to the Effective Time were directors and officers of Quixote (the “Indemnitees”) for all acts or omissions by them in their capacities as directors and officers of Quixote at any time prior to the Effective Time.

The Merger Agreement further provides that, prior to the Effective Time, Quixote will purchase an extended reporting period endorsement under its existing directors’ and officers’ liability insurance policy for the Company’s directors and officers that will provide such directors and officers coverage for six years following the Effective Time of not less than the existing coverage and have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by Quixote (“D&O Policy”). Trinity will, and will cause the Surviving Corporation to, maintain the D&O Policy in full force and effect, and continue to honor the obligations thereunder; provided, however, Trinity will not be required to pay an annual premium for the D&O Policy in excess of 300 percent of the last annual premium paid prior to the date of the Merger Agreement.

State Takeover Laws.  Under the Merger Agreement, Quixote has agreed to use its reasonable best efforts to (x) take all action necessary to ensure that no Anti-Takeover Statute (as defined below) or similar law is or becomes applicable to any of the transactions contemplated by the Merger Agreement and (y), if any Anti-Takeover Statute or similar law becomes applicable to any of the transactions contemplated by the Merger Agreement, to take all action necessary to ensure that the transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise minimize the effect of such law on the transactions contemplated by the Merger Agreement. Under the Merger Agreement, “Anti-Takeover Statute” means “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar anti-takeover statutes or regulations under U.S. state or federal laws applicable to Quixote, including Section 203 of the DGCL.

Stockholder Litigation.  Quixote has agreed to give Trinity the opportunity to participate in the defense or settlement of any stockholder litigation against Quixote and/or its directors relating to the transactions contemplated by the Merger Agreement, and no such settlement will be agreed to without Trinity’s prior consent.

Credit Agreement and Convertible Debt.  Quixote has agreed to provide reasonable updates on any negotiation of any extension, modification, amendment or waiver under the Amended and Restated Credit Agreement, dated as of April 20, 2005, as amended, between Quixote and Bank of America, N.A., as successor to LaSalle Bank National Association (the “Credit Agreement”), and the 7% Convertible Senior Subordinated Notes due February 15, 2025 issued by Quixote on February 9, 2005 (the “Convertible Notes”) pursuant to the Indenture, dated as of February 9, 2005, between Quixote and Wells Fargo Bank National Association, as successor to LaSalle Bank National Association, as trustee (the “Indenture”) (together with the ancillary agreements related thereto, the “Convertible Debt”), including prompt delivery to Trinity of copies of all draft agreements, draft term sheets and material notices delivered or distributed in connection with the Credit Agreement and the Convertible Debt.

Loan to the Company.  In the event that, as of February 11, 2010, (i) the Effective Time has not occurred and the Merger Agreement has not been terminated by Trinity, (ii) the Purchaser has not purchased any tendered Shares solely as result of the Minimum Condition not being satisfied, (iii) Trinity has terminated the Merger Agreement pursuant to paragraph (b) under “Termination” below or (iv) Quixote has terminated the Merger Agreement pursuant to paragraphs (b), (e) or (g) under “Termination” below, Trinity has agreed to loan to Quixote on February 12, 2010 (and enter into a promissory note with respect thereto), on an unsecured basis and subject to terms consistent with non-public, unsecured debt issues of a similar nature, the amount of funds necessary for the 100% repurchase of any Convertible Notes that are put to Quixote pursuant to the Indenture; provided, however, that (i) the amount loaned to Quixote by Trinity will in no event exceed $7,000,000, (ii) all funds loaned to Quixote by Trinity must be used by Quixote to complete the repurchase of 100% of such Convertible Notes, and (iii) Quixote must use any and all funds available to it (including cash on hand and funds available pursuant to other financing arrangements, other than funds used for normal working capital purposes) to repurchase such Convertible Notes in an effort to minimize the principal amount loaned to Quixote by Trinity. The parties have agreed that interest will accrue on the unpaid principal balance of the loan at a rate of 12% per annum, with interest payable on a quarterly basis and that the loan will be for a 36-month term, prepayable without penalty by Quixote.

Conditions to the Merger.  The Merger Agreement provides that the obligations of Quixote, Trinity and the Purchaser to consummate the Merger are subject to the satisfaction (or waiver, if permitted under applicable law) at or prior to the Effective Time of the following: (i) the adoption of the Merger Agreement by a requisite vote of Quixote stockholders, if and to the extent required by applicable law and the Certificate of Incorporation of Quixote, (ii) the Purchaser shall have purchased Shares pursuant to the Offer, and (iii) the consummation of the Merger shall not then be made illegal or restrained, enjoined, prevented or prohibited by any law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority.

Termination.  The Merger Agreement may be terminated and the transactions contemplated thereby, including the Merger, may be abandoned at any time prior to the Effective Time, whether before or after obtaining the Quixote stockholder approval, as follows (the date of any such termination, the “Termination Date”):

a) by mutual written consent of Trinity and Quixote duly authorized by each of Trinity’s and Quixote’s respective Boards of Directors (including, from and after the Purchase Date, approval by the Independent Directors);

b) by either Quixote or Trinity, if any Governmental Authority has enacted, promulgated, issued, entered, amended or enforced (i) a law prohibiting or making illegal the Offer or the Merger, or (ii) a final and non-appealable injunction, judgment, order, decree or ruling, or taken any other action, in each case, permanently enjoining, restraining, preventing or prohibiting the Offer or the Merger; provided that this right to terminate the Merger Agreement will not be available to a party if the issuance of such final, non-appealable injunction, judgment, order, decree or ruling was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement;

c) by either Quixote or Trinity, if the Offer expires pursuant to its terms without any Shares being purchased; provided that this right to terminate will not be available to any party whose failure to perform any of its obligations under the Merger Agreement resulted in the failure of the Purchaser to purchase Shares in the Offer;

d) by either Quixote or Trinity, if no Shares have been purchased pursuant to the Offer on or before the Walk-Away Date;

e) by Quixote, if the Purchaser fails to commence the Offer on or prior to January 11, 2010; provided that this right to terminate the Merger Agreement will not be available to Quixote in the event Quixote is in material breach of the Merger Agreement;

f) by Quixote, if prior to the Purchase Date and concurrently with such termination, Quixote enters into a Company Acquisition Agreement with respect to a Superior Proposal in accordance with Section 5.2 of the Merger Agreement and as described in “Change of Recommendation” above; provided that Quixote has complied with Section 5.2 of the Merger Agreement and that it prior to or simultaneously with such termination pays to Trinity the applicable Termination Fee (as defined below) in accordance with the Merger Agreement;

g) by Quixote, if prior to the Purchase Date, (i) (A) the representations and warranties of Trinity or the Purchaser that are qualified as to “materiality” or Parent Material Adverse Effect (as defined below) shall not be true and correct, or (B) the representations and warranties of Trinity or the Purchaser that are not so qualified shall not be true and correct in all material respects, in each case, on and as of the date of the Merger Agreement and on and as of the date of such determination as if made on such date (other than those representations and warranties that address matters only as of a particular date which are true and correct as of such date), or (ii) Trinity or the Purchaser shall have breached or failed in any material respect to perform or comply with any obligation, agreement or covenant required of Trinity or the Purchaser under the Merger Agreement, but only where such inaccuracy, breach or failure (under either clause (i) or (ii)) cannot be cured or has not been cured by the later of (x) the next scheduled expiration date of the Offer and (y) 20 business days after Trinity receives notice of such inaccuracy, breach or failure;

h) by Trinity, if due to a circumstance or occurrence that if occurring after the commencement of the Offer would make it impossible to satisfy one or more of the conditions described in Section 15 “Certain Conditions of the Offer”, the Purchaser shall have failed to commence the Offer on or prior to January 11, 2010;

i) by Trinity, if prior to the Purchase Date, (i) an Adverse Recommendation Change shall have occurred or (ii) the Quixote Board or any committee thereof (A) shall not have rejected any Takeover Proposal within seven days of the making thereof (including by taking no position) or (B) shall have failed to publicly reconfirm the Board Recommendation within three days after receipt of a written request from Trinity to do so following a receipt of a Takeover Proposal;

j) by Trinity, if prior to the Purchase Date, (i) there shall have occurred any events or changes that, individually or in the aggregate, have had or could reasonably be expected to have a Company Material Adverse Effect (as defined below), or (ii) (A) the representations and warranties of Quixote shall not be true and correct at and as of the date of the Merger Agreement and on and as of the date of such determination, as if made at and as of such date, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or (B) Quixote shall have breached or failed in any material respect to perform or comply with any obligation, agreement or covenant required of Quixote under the Merger Agreement, but only where such inaccuracy, breach or failure (under either clause (A) or (B)) cannot be cured or has not been cured by the later of (x) the next scheduled expiration date of the Offer and (y) 20 business days after Trinity receives notice of such inaccuracy, breach or failure; or

k) by Trinity, if, prior to the Purchase Date, (i) the Offer shall have been terminated by the mutual agreement of Trinity and Quixote or (ii) a Flip-in Event (as discussed below in Section 15 — “Certain Conditions of the Offer”) shall have occurred.

The Purchaser commenced the Offer on January 7, 2010 and therefore the termination rights under (e) and (h) are no longer applicable.

Under the Merger Agreement, “Company Material Adverse Effect” means a material adverse effect (i) on the business, assets, liabilities (contingent or otherwise) condition (financial or otherwise), or results of operations of Quixote and its subsidiaries, taken as a whole, or (ii) on the ability of Quixote to perform on a timely basis any material obligation under the Merger Agreement or to consummate the transactions contemplated thereby; provided, however, that, with respect to Quixote, none of the following constitute, or will be considered in determining whether there has occurred, a Company Material Adverse Effect: (A) changes that are the result of factors generally affecting the industries or markets in which Quixote or any of its subsidiaries operate (other than those that have had a disproportionate adverse effect relative to other industry participants on Quixote and its subsidiaries taken as a whole); (B) any adverse change, effect or circumstance arising out of or resulting from actions contemplated by the parties in connection with the Merger Agreement or the pendency or announcement of the transactions contemplated by the Merger Agreement including any change attributable to the negotiation, execution, announcement, pendency or pursuit of the transactions contemplated hereby, including the Offer and the Merger, including any litigation resulting therefrom; (C) changes in laws, rules or regulations or GAAP or the interpretation thereof; (D) any action taken at the written request of Trinity or the Purchaser; (E) any failure of Quixote to meet any projection or forecast prior to the Effective Time (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred); (F) changes that are the result of economic factors affecting the national, regional or world economy (other than those that have had a disproportionate adverse effect relative to other industry participants on Quixote and its subsidiaries taken as a whole); (G) a decline in the price of the Quixote common stock on NASDAQ or any other market in which the securities are quoted for purchase and sale (it being understood that any cause of any such decline may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred); (H) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein; (I) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of the Merger Agreement (other than those that have had a disproportionate adverse effect relative to other industry participants on Quixote and its subsidiaries taken as a whole); and (J) any hurricane, earthquake, flood, natural disaster, or other force majeure event (other than those that have had a disproportionate adverse effect relative to other industry participants on Quixote and its subsidiaries taken as a whole).

Under the Merger Agreement, “Parent Material Adverse Effect” means where the failure of each of Trinity and the Purchaser, individually or in the aggregate, to be duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, has or could reasonably be expected to prevent or materially impair the ability of Trinity or the Purchaser to consummate the transactions contemplated by the Merger Agreement.

Termination Fee.  The Merger Agreement contemplates that a termination fee of $3 million (the “Termination Fee”) will be payable by Quixote to Trinity where the Merger Agreement is terminated:

a) in the event that (i) a Takeover Proposal shall have been made known to Quixote, shall have been made directly to its stockholders or any person otherwise shall have publicly announced an intention to make a Takeover Proposal and thereafter, (ii) the Merger Agreement is terminated by Quixote or Trinity pursuant to paragraph (c) or (d) under “Termination” above, and (iii) Quixote enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal within six months of the date the Merger Agreement is terminated;

b) in the event that (i) a Takeover Proposal shall have been made known to Quixote, shall have been made directly to its stockholders or any person otherwise shall have publicly announced an intention to make a Takeover Proposal and thereafter, (ii) the Merger Agreement is terminated by Trinity pursuant to clause (ii) of paragraph (j) under “Termination” above and Quixote’s breach or failure triggering such termination was willful, and (iii) Quixote enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal within eighteen months of the date the Merger Agreement is terminated;

c) in the event that the Merger Agreement is terminated by Trinity pursuant to paragraph (i) under “Termination” above; or

d) in the event that the Merger Agreement is terminated by Quixote pursuant to paragraph (f) under “Termination” above.

In addition, in the event that (i) a Takeover Proposal shall have been made known to Quixote, shall have been made directly to its stockholders or any person otherwise shall have publicly announced an intention to make a Takeover Proposal and thereafter, the Merger Agreement is terminated by Quixote or Trinity pursuant to paragraph (c) or (d) under “Termination” above, or (ii) the Merger Agreement is terminated by Trinity pursuant to clause (ii) of paragraph (j) under “Termination” above and no Termination Fee is payable under paragraph (b) under “Termination Fee” above, then Quixote shall pay to Trinity the Expenses (as defined below) of Trinity and the Purchaser up to a maximum amount of $1,250,000, and, in the case of clause (i) of this paragraph, if Quixote becomes obligated to pay the Termination Fee pursuant to paragraph (a) under “Termination Fee” above, the amount of expenses previously paid to Trinity shall be deducted from the Termination Fee. For purposes of this Section 11. “The Merger Agreement — Termination Fee”, references to 15% in the definition of Takeover Proposal shall be deemed replaced by references to 50%. Under the Merger Agreement, “Expenses” is defined as all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers to a party and its affiliates), incurred by a party on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement, the preparation, filing and mailing of the documents relating to the Offer, the filing or any required notices under applicable antitrust laws or other regulations and all other matters related to the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Amendment.  Subject in the case of Quixote to certain actions requiring the approval of directors not designated by Trinity following the Purchase Date (as described in greater detail in Section 12 — “Purpose of the Offer; Plans for Quixote — Plans for Quixote”), the Merger Agreement may be amended at any time prior to the Effective Time by Quixote, Trinity and the Purchaser by written agreement of such parties, by action taken by or on behalf of their respective boards of directors of each of Trinity and the Purchaser; provided that, after approval of the Merger by Quixote’s stockholders, no amendment may be made which by law requires further approval by such stockholders.

Specific Performance.  The parties have agreed that irreparable damage would occur in the event that any provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Therefore, the parties have agreed that each of Quixote, Trinity and the Purchaser shall be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware, without bond or other security being required, this being in addition to any other remedy to which the parties are entitled at law or in equity.

12.	Purpose of the Offer; Plans for Quixote.

Purpose of the Offer.  The purpose of the Offer is for the Purchaser to acquire control of, and the entire equity interest in, Quixote. The Offer, as the first step in the acquisition of Quixote, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Quixote or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Quixote. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Quixote.

Short-form Merger.  The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer, the Purchaser Option or otherwise, the Purchaser directly or indirectly owns at least 90% of the Shares, Trinity and the Purchaser effecting the Merger without prior notice to, or any action by, any other stockholder of Quixote if permitted to do so under the DGCL. Even if Trinity and the Purchaser do not own at least 90% of the outstanding Shares following consummation of the Offer, Trinity and the Purchaser could seek to purchase additional Shares in the open market, from Quixote or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Purchaser Option, may be greater or less than that paid in the Offer.

Plans for Quixote.  Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Quixote will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Trinity will continue to evaluate the business and operations of Quixote during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Trinity intends to review such information as part of a comprehensive review of Quixote’s business, operations, capitalization and management with a view to optimizing development of Quixote’s potential in conjunction with Trinity’s existing business.

Assuming we purchase Shares pursuant to the Offer, Trinity intends to promptly upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer (and from time to time thereafter as Shares are acquired by Trinity or the Purchaser) to designate such number of directors to the Quixote Board (rounded up to the next whole number) as is equal to the product obtained by multiplying the total number of directors on the Quixote Board by the percentage of Shares then beneficially owned by Trinity with respect to the number of Shares then outstanding. Under the terms of the Merger Agreement, Quixote is required to either increase the size of the Quixote Board or obtain the resignation of such number of incumbent directors as is necessary to enable Trinity’s director designees to be elected or appointed to the Quixote Board. Quixote also has agreed to cause individuals designated by Trinity to have the same proportionate representation on (i) each committee of the Quixote Board, subject to applicable securities laws and NASDAQ rules, and (ii) each board of directors and each committee thereof of each subsidiary of Quixote. Following the election or appointment of Trinity’s designees to the Quixote Board and until the Effective Time of the Merger, the approval by affirmative vote of all of the directors who are (i) directors on the date of the Merger Agreement, (ii) independent directors as defined by NASDAQ, (iii) not officers of the Company or any of its subsidiaries and (iv) eligible to serve on the Company’s audit committee under applicable Exchange Act and NASDAQ rules will be required for approval of any amendment to the certificate of incorporation or bylaws of Quixote in a manner that adversely affects holders of the Shares, certain amendments or other actions with respect the Merger Agreement and certain actions relating to the Merger.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer, Plans for Quixote — Plans for Quixote”, the Purchaser and Trinity have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Quixote or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Quixote or any of its subsidiaries, (iii) any material change in Quixote’s capitalization or dividend policy, or (iv) any other material change in Quixote’s corporate structure or business.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NASDAQ. According to the published guidelines of The NASDAQ Stock Market, LLC (the “NASDAQ Stock Market”), the NASDAQ Stock Market would consider disqualifying the Shares for listing on NASDAQ (though not necessarily for listing on The NASDAQ Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, Quixote has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, the NASDAQ Stock Market would consider delisting the Shares from NASDAQ altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1 or (vi) (A) Quixote has stockholders’ equity of less than $2.5 million, (B) the market value of Quixote’s listed securities is less than $35 million over a 10 consecutive business day period and (C) Quixote’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Quixote, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to Quixote, as of December 29, 2009, there were 9,333,867 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for NASDAQ or are delisted from NASDAQ altogether, the market for Shares will be adversely affected.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Quixote to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Quixote to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Quixote, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Quixote and persons holding “restricted securities” of Quixote to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on NASDAQ. We intend and will cause Quixote to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, Quixote will not, and will not allow its subsidiaries to, declare, set aside, make or pay any dividends on or make any distribution with respect to the capital Stock of Quixote or any subsidiary of Quixote.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer, if (i) the Minimum Condition shall not have been satisfied at the then-scheduled Expiration Date; (ii) the Purchaser shall have failed to receive prior to the scheduled Expiration Date a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company, dated as of the scheduled Expiration Date, to the effect that none of the conditions set forth in clause (c) below exist; or (iii) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, none of the following conditions shall exist:

a) there shall be any injunction, judgment, ruling, order, decree, action, proceeding or litigation instituted, issued, entered, commenced, pending by or before any Governmental Authority that would or that seeks or is reasonably likely to (i) restrain, enjoin, prevent, prohibit or make illegal the acceptance for payment, payment for or purchase of some or all of the Shares by the Purchaser or Trinity or the consummation of the transactions contemplated under the Merger Agreement, (ii) impose limitations on the ability of the Purchaser, Trinity or any of their Affiliates effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by them on all matters properly presented to Quixote’s stockholders on an equal basis with all other stockholders (including the adoption of the Merger Agreement and approval of the Transactions), (iii) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Trinity’s, the Purchaser’s or any of their Affiliates’ ownership or operation of all or any portion of the businesses and assets of Quixote and its Subsidiaries, taken as a whole, or, as a result of the transactions contemplated by the Merger Agreement, of Trinity and its Subsidiaries, taken as a whole, (iv) compel Trinity, the Purchaser or any of their Affiliates to dispose of any Shares or, as a result of the Transactions, compel Trinity, the Purchaser or any of their Affiliates to dispose of or hold separate any portion of the businesses or assets of Quixote and its Subsidiaries, taken as a whole, or of Trinity and its Subsidiaries, taken as a whole, or (v) impose more than $2,000,000 in damages on Trinity, Quixote or any of their respective Subsidiaries as a result of the Transactions;

b) there shall be any Law enacted, issued, promulgated, amended or enforced by any Governmental Authority applicable to (i) Trinity, Quixote or any of their respective Affiliates or (ii) the Transactions that results, or that seeks or is reasonably likely to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

c) (i) there shall have occurred any events or changes that, individually or in the aggregate, have had or could reasonably be expected to have a Company Material Adverse Effect or (ii) (A) the representations and warranties of Quixote set forth in Section 3.2 (Capitalization) shall not be true in all respects, other than immaterial misrepresentations or omissions, at and as of the date of such determination as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (B) all other representations and warranties of Quixote set forth in the Merger Agreement shall not be true and correct at and as of the date of such determination, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or (C) Quixote shall have breached or failed in any material respect to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it, which inaccuracy, breach or failure has not been cured prior to the expiration of the Offer;

d) an Adverse Recommendation Change shall have occurred;

e) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of Quixote; or

f) a Flip-in Event shall have occurred under the Rights Agreement, dated as of March 16, 2009, between Quixote and Computershare Trust Company, N.A. (the “Rights Agreement”).

The foregoing conditions are for the sole benefit of Trinity and the Purchaser and may be asserted by either of them regardless of the circumstances giving rise to such conditions or may be waived by Trinity or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Trinity or the Purchaser (except for any condition which, pursuant to Section 1.1 of the Agreement, may only be waived with Quixote’s consent). The failure by Trinity or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

If the Offer is terminated, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.

“Flip-in Event” is defined in the Rights Agreement. Additional information regarding the Rights Agreement, including a copy thereof, is available in the Form 8-A filed by Quixote on March 18, 2009 and the reports, filings and other information filed by Quixote on a periodic basis with the SEC. The Rights Agreement was amended on December 30, 2009, and a copy of such amendment is available on the Form 8-K filed by the Company on December 30, 2009. Such reports and other information are available on the Internet at http://www.sec.gov and copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Such materials also are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

16.	Certain Legal Matters; Regulatory Approvals.

General.  We are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on our examination of publicly available information filed by Quixote with the SEC and other information concerning Quixote, we are not aware of any governmental license or regulatory permit that appears to be material to Quixote’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Trinity as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Quixote’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to or filed with the Antitrust Division of the Department of Justice (the “DOJ”) and the FTC, and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is not subject to these requirements because the transaction does not meet the jurisdictional minimum size-of-transaction threshold under the HSR Act.

Regardless of whether a filing is required under the HSR Act, the FTC and the DOJ frequently scrutinize the legality under the antitrust laws of transactions such as the Offer and the Merger. At any time before or after the purchase of the Shares pursuant to the Offer, the FTC or DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by the Purchaser or Trinity. Private parties and state attorney generals may also bring legal action under federal or state antitrust laws under certain circumstances. Quixote and Trinity believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the result would be.

In connection with the proposed transactions, the laws of certain foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. Based on the analysis of Trinity and the Purchaser to date, Trinity and the Purchaser do not currently believe that Quixote, the Purchaser or Trinity will be required to make any such filings in foreign countries.

State Takeover Laws.  As a Delaware corporation, Quixote is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15 percent or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3 percent of the outstanding voting stock of the corporation not owned by the interested stockholder. Quixote has represented to the Purchaser and Trinity in the Merger Agreement that no restrictions contained in Section 203 of the DGCL will apply to the Offer, the Merger or any other transactions contemplated by the Merger Agreement and the action of the Quixote Board in approving the Merger Agreement and the transactions contemplated thereby is sufficient to render inapplicable thereto the restrictions on “business combinations” set forth in Section 203 of the DGCL. On December 29, 2009, the Quixote Board, among other things, unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (ii) recommended that the stockholders of Quixote accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

In addition, a number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Quixote, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”

17.	Appraisal Rights.

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer and who do not vote for adoption of the Merger Agreement will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares, in lieu of the right to receive the Merger Consideration. Such rights to demand appraisal, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the Effective Time (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Unless the Court in its discretion determines otherwise for good cause shown, such interest shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as in effect from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP , Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price or the Merger Consideration.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share of such stockholder will be converted into the right to receive the Merger Consideration and will otherwise be treated as if such holder of Shares had not demanded appraisal under Delaware law. A stockholder may withdraw his, her or its demand for appraisal by delivering to Quixote a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger within 60 days after the Effective Time of the Merger (or thereafter with the consent of the Surviving Corporation).

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time.  The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18.	Fees and Expenses.

Merrill Lynch, Pierce, Fenner and Smith Incorporated is acting as Dealer Manager in connection with the Offer, and its affiliate, Banc of America Securities LLC (each, “BofA Merrill Lynch”), is acting as financial advisor to Trinity in connection with the proposed acquisition of Quixote, for which services BofA Merrill Lynch will receive customary compensation. Trinity and Purchaser have agreed to reimburse BofA Merrill Lynch for all reasonable expenses, including reasonable fees and disbursements of BofA Merrill Lynch’s counsel, incurred in connection with providing such services, and to indemnify BofA Merrill Lynch and certain related parties against specified liabilities, including liabilities under the federal securities laws. In the ordinary course of business, BofA Merrill Lynch and its affiliates may actively trade or hold securities or loans of Trinity and Quixote for BofA Merrill Lynch’s and such affiliates’ own accounts or for the accounts of customers and, accordingly, BofA Merrill Lynch or its affiliates may at any time hold long or short positions in these securities or loans.

Trinity and the Purchaser have retained D.F. King & Co., Inc. to be the Information Agent and BNY Mellon Shareowner Services to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Trinity nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Trinity or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary, the Dealer Manager or the Information Agent for the purpose of the Offer.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Quixote has filed with the SEC a Schedule 14D-9, together with exhibits (a copy of which is being mailed to you with this Offer to Purchase), pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Quixote Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Quixote” above.

THP Merger Co.
January 7, 2010

SCHEDULE I

INFORMATION RELATING TO THE PURCHASER, TRINITY AND CERTAIN RELATED PERSONS

1.	DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of the Purchaser are set forth below. The business address and phone number of each such director and executive officer is c/o Trinity Industries, Inc., 2525 Stemmons Freeway, Dallas, Texas 75207 USA, (214) 631-4420. All directors and executive officers listed below are citizens of the United States.

Present Principal Occupation or
Name and Position	Employment and Employment History

Timothy R. Wallace Chairman of the Board of Directors	Mr. Wallace joined Trinity in 1975 and has been a director of Trinity since 1992 and Chairman, Chief Executive Officer, and President of Trinity since 1999.

William A. McWhirter II Director	Mr. McWhirter joined Trinity in 1985 and held various accounting positions until 1992, when he became a business group officer. In 1999, he was elected to a corporate position as Vice President for Mergers and Acquisitions. In 2001, he was named Executive Vice President of a business group. In March 2005, he became Vice President and Chief Financial Officer.

S. Theis Rice Director, Vice President and Secretary	Mr. Rice joined Trinity in 1990 as environmental counsel. He has served in various roles since that time and currently serves as the Vice President and Chief Legal Officer of Trinity.

Mark W. Stiles President	Mr. Stiles joined Trinity in 1991 upon the acquisition by Trinity of Transit Mix Concrete Company. Since that time, he has held various executive positions. He currently serves as Senior Vice President of Trinity and Group President of Trinity’s Construction, Marine, Parts and Components Groups.

John M. Lee Vice President	Mr. Lee joined Trinity in 1994 as a Vice President. He has served in various roles since that time and has served as Trinity’s Vice President, Business Development since 1999.

Patrick S. Wallace Vice President	Mr. Wallace joined Trinity in 1987 and has served in various executive roles since that time. His current position is President of Trinity Parts & Components LLC.

James E. Perry Vice President, Treasurer and Assistant Secretary	Mr. Perry joined Trinity in 2004 and was appointed Treasurer in April 2005. Mr. Perry was named a Vice President of Trinity in 2006 and appointed its Vice President, Finance in 2007. Prior to that, he served as Senior Vice President of Finance for RMH Teleservices, Inc., a teleservices company.

Doug Horvath Vice President and Assistant Treasurer	Mr. Horvath joined Trinity in 2005 as Corporate Tax Director and Assistant Treasurer. Prior to that, he served as Director of taxes for Stream International, a teleservices company.

2.	DIRECTORS AND EXECUTIVE OFFICERS OF TRINITY

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Trinity are set forth below. The business address and phone number of each such director and executive officer is Trinity Industries, Inc., 2525 Stemmons Freeway, Dallas, Texas 75207 USA, (214) 631-4420. All directors and executive officers listed below are citizens of the United States.

Present Principal Occupation or
Name and Position	Employment and Employment History

Timothy R. Wallace Chairman of the Board of Directors, Chief Executive Officer and President	See above.

Present Principal Occupation or
Name and Position	Employment and Employment History

John L. Adams Director	Mr. Adams has been a director of Trinity since 2007. Mr. Adams is Chairman of the Finance and Risk Management Committee. Mr. Adams served as Executive Vice President of Trinity from January 1999 — June 2005, serving thereafter on a part time basis as Vice Chairman until leaving the employ of Trinity to join the board of directors of Trinity in March 2007. Since 2007, he has served on several corporate and not-for-profit boards. Mr. Adams is the non-executive Chairman of the Board and a director of Group 1 Automotive, Inc., a company engaged in the ownership and operation of automotive dealerships and collision centers. He also serves on the Audit Committee and is a director of Dr Pepper Snapple Group, Inc., a company that is a leading brand owner, bottler, and distributor of non-alcoholic beverages in the U.S., Canada, and Mexico.

Rhys J. Best Director	Mr. Best has been a director of Trinity since 2005. Mr. Best is Chairman of the Corporate Governance and Directors Nominating Committee, and a member of the Finance and Risk Management Committee and the Audit Committee. Mr. Best served, beginning in 1999, as Chairman, President, and CEO of Lone Star Technologies, Inc., a company engaged in producing and marketing casing, tubing, line pipe, and couplings for the oil and gas, industrial, automotive, and power generation industries. He was also a director of, and remained in these positions with, Lone Star Technologies, Inc., until its acquisition by United States Steel Corporation in June 2007. Mr. Best has been engaged in private investments since 2007. He is also Chairman of Crosstex Energy, L.P., an energy company engaged in the gathering, transmission, treating, processing, and marketing of natural gas and natural gas liquids. He is a member of the board of directors of Cabot Oil & Gas Corporation, a leading North American oil and gas exploration and production company; Austin Industries, Inc., a civil, commercial, and industrial construction company; and McJunkin Red Man Corporation, a company engaged in the distribution of industrial PVF products, serving the refining, chemical, petrochemical, gas distribution and transmission, oil and gas exploration and production, pharmaceutical, and power generation industries.

David W. Biegler Director	Mr. Biegler has been a director of Trinity since 1992. Mr. Biegler is a member of the Audit Committee, the Corporate Governance and Directors Nominating Committee, and the Finance and Risk Management Committee. Mr. Biegler began serving during 2003 as Chairman of Estrella Energy L.P., a company engaged in the natural gas transportation and processing industry. He retired as Vice Chairman of TXU Corporation at the end of 2001, having served TXU Corporation as President and Chief Operating Officer from 1997 — 2001. Mr. Biegler is also a director of Dynegy Inc., a company engaged in power generation; Southwest Airlines, Inc., a major domestic airline; Animal Health International, a company engaged in selling and distributing animal health products; Austin Industries, Inc., a civil, commercial and industrial construction company; and Guaranty Financial Group Inc., a company conducting consumer and business banking activities.

Present Principal Occupation or
Name and Position	Employment and Employment History

Leldon E. Echols Director	Mr. Echols has been a director of Trinity since 2007. Mr. Echols is Chairman of the Audit Committee and a member of the Human Resources Committee. He served as Executive Vice President and Chief Financial Officer of Centex Corporation (“Centex”) from 2000 — 2006 when he retired. Prior to joining Centex, he spent 22 years with Arthur Andersen LLP and served as Managing Partner, Audit Practice for the North Texas, Colorado, and Oklahoma Region from 1997 — 2000. Mr. Echols is a certified public accountant and a member of the American Institute of Certified Public Accountants and the Texas Society of CPAs. Mr. Echols has been engaged in private investments since 2006. He is a member of the board of directors and Chairman of the audit committee of Crosstex Energy, L.P., an energy company engaged in the gathering, transmission, treating, processing and marketing of natural gas and natural gas liquids and Crosstex Energy, Inc., a company holding partnership interests of Crosstex Energy, L.P. He is also a member of the board of directors of Holly Corporation, an independent petroleum refiner; Roofing Supply Group Holdings, Inc., a company engaged in the distribution of roofing and related construction materials; and Colemont Corporation, a company engaged in insurance and reinsurance brokerage and related services.

Ronald J. Gafford Director	Mr. Gafford has been a director of Trinity since 1999. Mr. Gafford is a member of the Human Resources Committee and the Corporate Governance and Directors Nominating Committee. Mr. Gafford has been President and Chief Executive Officer of Austin Industries, Inc., a civil, commercial, and industrial construction company, since 2001 and Chairman since 2008.

Ronald W. Haddock Director	Mr. Haddock has been a director of Trinity since 2005. Mr. Haddock is a member of the Human Resources Committee and the Audit Committee. Mr. Haddock was Chief Executive Officer of FINA, Inc. from December 1989 until his retirement in July 2000. He was also the Executive Chairman, CEO, and director of Prisma Energy International, a power generation, distribution, and natural gas distribution company from August 2003 until its acquisition by Ashmore Energy International Limited. He currently serves as Chairman of the Board of AEI Services, LLC, an international power generator and distributor and natural gas distribution company; Rubicon Offshore International, an offshore oil storage and production well services company; and Safety-Kleen Systems, Inc., an environmental services, oil recycling, and refining company; and is a director of Alon USA Energy, Inc., a petroleum refining and marketing company, and Adea Solutions, Inc., a high-tech personnel and consulting firm.

Jess T. Hay Director	Mr. Hay has been a director of Trinity since 1965. Mr. Hay is Chairman of the Human Resources Committee and a member of Corporate Governance and Directors Nominating Committee and the Finance and Risk Management Committee. Mr. Hay is the retired Chairman and Chief Executive Officer of Lomas Financial Corporation, a diversified financial services company formerly engaged principally in mortgage banking, retail banking, commercial leasing, and real estate lending, and of Lomas Mortgage USA, a mortgage banking institution. He is also Chairman of the Texas Foundation for Higher Education. Mr. Hay is a director of Viad Corp. which is a convention and event services, exhibit design and construction, and travel and recreational services company; a director of MoneyGram International, Inc. which is a payment services and money transfer business; and a director of Hilltop Holdings, a financial services company. He also is a retired director of Exxon Mobil Corporation and of SBC Communications, Inc. (now AT&T).

Present Principal Occupation or
Name and Position	Employment and Employment History

Adrian Lajous Director	Mr. Lajous has been a director of Trinity since December 2006. Mr. Lajous is a member of the Audit Committee and the Finance and Risk Management Committee. Mr. Lajous has been Senior Energy Advisor, McKinsey & Company, a management consulting firm, and President of Petrométrica, SC., an energy consulting company, since 2001. Mr. Lajous served Pemex in several capacities between 1982 and 1999, having served as Director General and CEO from 1994-1999. Mr. Lajous is Chairman of the Oxford Institute for Energy Studies and is a director of Schlumberger, Ltd., an oilfield services company supplying technology, project management, and information solutions to the oil and gas industry; Ternium, S.A., a company engaged in the production and distribution of semi-finished and finished steel products; and Grupo Petroquímico Beta, a private Mexican chemical company.

Diana S. Natalicio Director	Dr. Natalicio has been a director of Trinity since 1996. Dr. Natalicio is a member of the Human Resources Committee. Dr. Natalicio has been President of the University of Texas at El Paso since 1988. Dr. Natalicio was appointed by President George H.W. Bush to the Commission on Educational Excellence for Hispanic Americans and by President William J. Clinton to the National Science Board and to the President’s Committee on the Arts and Humanities.

William A. McWhirter II Senior Vice President and Chief Financial Officer	See above.

Mark W. Stiles Senior Vice President and Group President	See above.

D. Stephen Menzies Senior Vice President and Group President	Mr. Menzies joined Trinity in 2001 as President of Trinity Industries Leasing Company. In 2006, he became Senior Vice President and Group President for TrinityRail ®.

Madhuri A. Andrews Vice President, Information Technology	Ms. Andrews joined Trinity in 2008 as Vice President, Information Technology and brings over 10 years of experience driving technological improvements at global companies in a variety of industries. Since January 2002, she led the information technology organization for Maxim Intergrated Products, Inc., a major semiconductor design and manufacturing company. Prior to that, she led the information technology organization for the Americas division of STMicroelectronics NV, a global semi-conductor company for five years.

Donald G. Collum Vice President, Chief Audit Executive	Mr. Collum joined Trinity in 2004 and was appointed Vice President, Chief Audit Executive in May 2005. Prior to that, he served as President and Chief Executive Officer of Texas Optoelectronics, Inc., a manufacturing company and previously was an Audit Partner with Arthur Young & Co. (now Ernst & Young LLP).

Andrea F. Cowan Vice President, Human Resources and Shared Services	Ms. Cowan joined Trinity in 2000 and has served in various roles since that time. Her current position is Vice President, Human Resources and Shared Services.

Virginia C. Gray, Ph.D. Vice President, Organizational Development	Dr. Gray joined Trinity in 2007 and was appointed Vice President, Organizational Development. Prior to that, she was President of Vehicles of Change, a consulting firm focused on improving organizational effectiveness. Dr. Gray has more than 13 years of experience in the field of Industrial/Organizational Psychology.

John M. Lee Vice President, Business Development	See above.

Present Principal Occupation or
Name and Position	Employment and Employment History

Mary E. Henderson Controller	Ms. Henderson joined Trinity in 2003 and has served in various accounting roles since that time, including Director of External Reporting and Assistant Controller. She was appointed Controller in May 2009.

James E. Perry Vice President, Finance and Treasurer	See above.

S. Theis Rice Vice President and Chief Legal Officer	See above.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail: BNY Mellon Shareowner Services c/o Mellon Investor Services LLC Attn: Corporate Actions Department, 27th Floor P.O. Box 3301 South Hackensack, NJ 07606	If delivering by hand or courier: BNY Mellon Shareowner Services c/o Mellon Investor Services LLC Attn: Corporate Actions Department, 27th Floor 480 Washington Boulevard Jersey City, NJ 07310

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained at our expense from the Information Agent or the Dealer Manager. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005

Bank and brokers please call: 212-269-5550
All others: 800-290-6427
Email: info@dfking.com

The Dealer Manager for the Offer is:

BofA Merrill Lynch
Bank of America Tower
One Bryant Park, 8th Floor
New York, New York 10036
Tel: 888-803-9655